Exhibit 99.3

Consolidated Financial Statements of

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Years ended December 31, 2017 and 2016

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Consolidated Statements of Earnings

(In millions of United States dollars, except per share amounts)

Years ended December 31, 2017 and 2016

	Note	2017	2016
Revenues	5	$1,631.2	$1,557.5
Direct costs, selling, general and administration	6	1,254.5	1,289.1
Depreciation and amortization		167.1	77.4
Foreign exchange loss (gain)		(13.5)	3.6
Share-based compensation expense	22(f)	57.9	14.7
Other expense	8	119.4	5.9
Earnings before interest and income taxes		45.8	166.8
Finance income		(1.3)	(0.3)
Finance expense	7	82.5	37.6
Earnings (loss) before income taxes		(35.4)	129.5
Equity in loss from joint ventures, net of tax		0.5	—
Income tax expense (recovery)	26(a)	(136.3)	23.9
Net earnings		$100.4	$105.6
Net earnings per common share:
Basic	21	$2.44	$2.90
Diluted	21	2.43	2.83

See accompanying notes to consolidated financial statements.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Consolidated Statements of Comprehensive Income

(In millions of United States dollars)

Years ended December 31, 2017 and 2016

	2017	2016
Net earnings	$100.4	$105.6
Other comprehensive income (loss):
Items that may be subsequently reclassified to earnings:
Foreign currency translation adjustment	5.6	(1.8)
Net gain (loss) on hedge of net investment in foreign operations (net of income tax expense of $0.2 million and $0.4 million, respectively)	(0.2)	4.8
Effective portion of changes in fair value of derivatives designated as cash flow hedges (net of income tax expense of $1.1 million and income tax recovery of $0.4 million, respectively)	(2.0)	(7.2)
Net change in fair value of derivatives designated as cash flow hedges transferred to earnings (net of income tax recovery of $1.2 million and $0.1 million, respectively)	(4.9)	(1.0)
Net change in fair value of available-for-sale financial assets (net of income tax recovery of $0.1 million and income taxes of $nil, respectively)	(0.7)	0.1
	(2.2)	(5.1)
Items that will not be subsequently reclassified to earnings:
Actuarial losses on defined benefit pension plans and other post-retirement benefit plans (net of income tax expense of $9.4 million and income tax recovery of $0.6 million, respectively)	(3.2)	(8.3)
	(3.2)	(8.3)
Other comprehensive loss, net of income taxes	(5.4)	(13.4)
Comprehensive income	$95.0	$92.2

See accompanying notes to consolidated financial statements.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Consolidated Balance Sheets

(In millions of United States dollars)

		December 31,	December 31,	January 1,
	Note	2017	2016	2016
				(note 2(c))
Assets
Current assets:
Cash and cash equivalents		$19.1	$14.1	$30.0
Trade and other receivables	10	348.2	231.1	273.9
Financial assets, other	11(a)	16.3	64.7	47.4
Construction contract assets	12	128.3	85.3	143.3
Inventories	12	96.5	97.6	98.9
Non-financial assets	12, 13(a)	125.2	124.2	120.6
Current tax assets		71.7	49.3	50.1
		805.3	666.3	764.2
Non-current assets:
Orbital receivables	14	424.2	418.4	409.7
Financial assets, other	11(a)	67.8	60.9	55.1
Inventories		5.3	5.3	5.3
Non-financial assets	13(a)	63.7	4.2	3.5
Deferred tax assets	26(d)	108.3	15.0	9.4
Property, plant and equipment	15	1,054.9	360.0	351.5
Intangible assets	16(a)	1,753.4	331.6	313.4
Goodwill	16(b)	2,374.4	699.5	697.0
		5,852.0	1,894.9	1,844.9
		$6,657.3	$2,561.2	$2,609.1
Liabilities and Shareholders’ Equity
Current liabilities:
Bank overdraft		$—	$17.9	$—
Trade and other payables		236.9	186.0	167.3
Current tax liabilities		49.2	41.3	46.1
Financial liabilities, other	11(b)	18.9	17.3	32.0
Provisions	17	8.7	4.7	9.2
Employee benefits	18(a)	123.9	89.4	76.9
Non-financial liabilities	12, 13(b)	209.2	12.9	16.3
Construction contract liabilities	12	258.9	293.0	438.4
Securitization liability	14	15.5	14.9	—
Current portion of long-term debt	19	18.1	101.9	2.0
		939.3	779.3	788.2
Non-current liabilities:
Financial liabilities, other	11(b)	13.8	15.4	21.4
Provisions	17	159.3	33.2	28.9
Employee benefits	18(a)	217.6	238.1	231.3
Non-financial liabilities	13(b)	176.4	15.8	18.7
Deferred tax liabilities	26(d)	103.6	11.3	9.5
Securitization liability	14	90.8	106.3	—
Long-term debt	19	2,942.9	498.8	710.7
		4,643.7	1,698.2	1,808.7
Shareholders’ equity:
Share capital	20	1,550.3	466.9	455.8
Contributed surplus		50.6	31.0	30.7
Retained earnings		261.8	208.8	144.2
Accumulated other comprehensive income		150.9	156.3	169.7
		2,013.6	863.0	800.4
		$6,657.3	$2,561.2	$2,609.1

Contingencies and commitments (note 27)

Subsequent event (note 30)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Consolidated Statements of Change in Shareholders’ Equity

(In millions of United States dollars)

	Year ended December 31, 2017
								Actuarial
				Net		Fair	Fair value	gains (losses)
				loss on		value	gains	on defined
				hedge		gains	(losses) on	benefit	Total
				of net	Foreign	(losses)	available-	pension plans	accumulated
				investment	currency	on cash	for-sale	and other	other	Total
	Share	Contributed	Retained	in foreign	translation	flow	financial	post-retirement	comprehensive	shareholders’
	capital	surplus	earnings	operations	adjustment	hedges	assets	benefit plans	income	equity
Balance as at January 1, 2017	$466.9	$31.0	$208.8	$(28.4)	$152.3	$10.2	$0.7	$21.5	$156.3	$863.0
Common shares issued as part of acquisition consideration of DigitalGlobe, net of share issuance costs (note 9)	1,071.1	—	—	—	—	—	—	—	—	1,071.1
Common shares issued under employee share purchase plan (note 22(a))	4.5	—	—	—	—	—	—	—	—	4.5
Common shares issued upon exercise of share-based compensation awards (note 22(b)&(c))	7.8	(7.8)	—	—	—	—	—	—	—	—
Equity-settled share-based compensation expense (note 22(f))	—	11.6	—	—	—	—	—	—	—	11.6
Issuance of replacement equity-settled awards pursuant to acquisition (note 9)	—	15.8	—	—	—	—	—	—	—	15.8
Dividends	—	—	(47.4)	—	—	—	—	—	—	(47.4)
Comprehensive income (loss)	—	—	100.4	(0.2)	5.6	(6.9)	(0.7)	(3.2)	(5.4)	95.0
Balance as at December 31, 2017	$1,550.3	$50.6	$261.8	$(28.6)	$157.9	$3.3	$—	$18.3	$150.9	$2,013.6

	Year ended December 31, 2016
								Actuarial
				Net gain		Fair	Fair	gains
				(loss) on		value	value	(losses) on
				hedge		gains	gains on	defined benefit	Total
				of net	Foreign	(losses)	available-	pension plans	accumulated
				investment	currency	on cash	for-sale	and other	other	Total
	Share	Contributed	Retained	in foreign	translation	flow	financial	post-retirement	comprehensive	shareholders’
	capital	surplus	earnings	operations	adjustment	hedges	assets	benefit plans	income	equity
Balance as at January 1, 2016	$455.8	$30.7	$144.2	$(33.2)	$154.1	$18.4	$0.6	$29.8	$169.7	$800.4
Common shares issued under employee share purchase plan (note 22(a))	4.1	—	—	—	—	—	—	—	—	4.1
Common shares issued upon exercise of share-based compensation awards (note 22(b))	7.0	(7.0)	—	—	—	—	—	—	—	—
Equity-settled share-based compensation expense (note 22(f))	—	7.3	—	—	—	—	—	—	—	7.3
Dividends	—	—	(41.0)	—	—	—	—	—	—	(41.0)
Comprehensive income (loss)	—	—	105.6	4.8	(1.8)	(8.2)	0.1	(8.3)	(13.4)	92.2
Balance as at December 31, 2016	$466.9	$31.0	$208.8	$(28.4)	$152.3	$10.2	$0.7	$21.5	$156.3	$863.0

See accompanying notes to consolidated financial statements.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Consolidated Statements of Cash Flows

(In millions of United States dollars)

Years ended December 31, 2017 and 2016

	Note	2017	2016
Cash flows provided by (used in):
Operating activities:
Net earnings		$100.4	$105.6
Adjustments to reconcile to net cash from operating activities:
Depreciation of property, plant and equipment	15	61.1	33.9
Amortization of intangible assets	16(a)	106.0	43.5
Share-based compensation expense	22(f)	33.4	14.7
Finance income		(1.3)	(0.3)
Finance expense		73.3	28.0
Unrealized foreign exchange loss (gain)		(12.3)	7.2
Loss from early extinguishment of debt	8	23.0	—
Income tax expense (recovery)	26(a)	(136.3)	23.9
Income taxes paid		(4.9)	(10.8)
Income taxes recovered		6.0	3.9
Changes in operating assets and liabilities	29(a)	(42.5)	(119.2)
Cash provided by operating activities		205.9	130.4
Investing activities:
Purchase of property, plant and equipment	15	(49.7)	(39.6)
Purchase/development of intangible assets	16(a)	(76.9)	(61.4)
Acquisition of DigitalGlobe, net of cash acquired	9,23(c)	(2,273.0)	—
Disposal of short-term investments		4.2	0.1
Decrease in restricted cash		6.4	0.4
Interest received on short-term investments and others		1.3	0.3
Cash used in investing activities		(2,387.7)	(100.2)
Financing activities:
Issuance of long-term debt related to acquisition, net of financing fees	9	3,096.7	—
Repayment of revolving loan facility and other long-term debt	19	(425.9)	(100.8)
Repayment of 2017 Term Notes	19	(100.0)	—
Repayment of 2024 Term Notes	19	(256.3)	(13.8)
Interest paid on long-term debt		(40.5)	(30.1)
Proceeds from revolving securitization facility	14	—	123.2
Settlement of securitization liability, including interest	14	(21.8)	(3.4)
Repayment of interest free government assistance	25(b)(i)	(1.0)	(0.9)
Proceeds from issuance of common shares issued under employee share purchase plan	20	3.8	3.5
Share issuance costs		(2.5)	—
Payment of dividends	20	(47.4)	(40.9)
Cash provided by (used in) financing activities		2,205.1	(63.2)
Increase (decrease) in cash and cash equivalents		23.3	(33.0)
Effect of foreign exchange on cash and cash equivalents		(0.4)	(0.8)
Cash and cash equivalents, beginning of year	29(b)	(3.8)	30.0
Cash and cash equivalents, end of year	29(b)	$19.1	$(3.8)

Supplemental cash flow information (note 29)

See accompanying notes to consolidated financial statements.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

1.            General business description:

Maxar Technologies Ltd. (the “Company” or “Maxar”) is a corporation continued under the laws of the province of British Columbia, Canada with common shares listed on the Toronto Stock Exchange (“TSX”) and New York Stock Exchange (“NYSE”). On October 5, 2017, the Company’s name was changed from MacDonald, Dettwiler and Associates Ltd. to Maxar Technologies Ltd. The Company’s registered office is located at Suite 1700, 666 Burrard Street, Vancouver, British Columbia, Canada. Maxar is an industry leading vertically-integrated space and geospatial intelligence company with a full range of space technology solutions for commercial and government customers including satellites, Earth imagery, geospatial data and analytics.

2.            Basis of preparation:

(a)         Statement of compliance:

These consolidated financial statements have been prepared on a going concern basis in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved for issuance by the Board of Directors on February 22, 2018.

(b)          Basis of measurement:

These consolidated financial statements are presented in United States dollars and have been prepared on a historical cost basis, except for certain financial assets and liabilities including derivative financial instruments which are stated at fair value.

(c)          Change in presentation currency:

Effective December 31, 2017, the Company changed its presentation currency from the Canadian dollar to the U.S. dollar to more accurately reflect the predominant currency of the Company's revenue, expenses and cash flows after the acquisition of DigitalGlobe, Inc. (“DigitalGlobe”) (note 9) and to enhance comparability with its industry peer group.

The change in presentation currency represents a voluntary change that is accounted for retrospectively. The consolidated financial statements of the Company for the periods before December 31, 2017 which were based on a Canadian dollar ("C$") presentation currency have been translated into a U.S. dollar presentation currency as follows: assets and liabilities using the exchange rates prevailing at the balance sheet date; shareholders' equity using the applicable historical exchange rates prevailing at the dates of transactions; and revenue, expenses and cash flows using average exchange rates for the relevant period. The change in the presentation currency has resulted in changes to the previously reported foreign currency translation adjustment account which is included as a component of accumulated other comprehensive income. An additional consolidated balance sheet at January 1, 2016 has been presented as a result of the retrospective change in presentation currency.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

(d)        Operating cycle:

The Company defines its operating cycle based on the duration of its contracts with customers and suppliers. The Company enters into a significant number of contracts where the duration is more than twelve months and as a result, certain current assets and liabilities may have terms greater than twelve months.

(e)        Use of estimates, assumptions and judgments:

The preparation of these consolidated financial statements requires management to make estimates, assumptions and judgments that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. These estimates, assumptions and judgments are based on historical experience and various factors that management believes to be reasonable under the circumstances.

(i)         Use of estimates and assumptions:

Management reviews estimates and underlying assumptions on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Actual results may differ from these estimates. The most notable estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are in the areas of revenue recognition (note 3(d)), recoverability of deferred tax assets and the assessment of the impact of any tax uncertainties in various jurisdictions (note 3(t)), the allocation of purchase price consideration to the fair value of assets acquired and liabilities assumed in business combinations (note 9), and the assessment for impairment of financial and non-financial assets (note 3(p)). Other areas that require the use of estimates and assumptions include estimating useful lives of satellites and other long-lived assets, fair valuation of financial instruments, provisions, pension and post-retirement benefit obligations, and share-based compensation. Additional information on these estimates is included in note 3 and the respective note for each topic.

(ii)        Judgments:

Management uses judgment when applying accounting policies and when making estimates and assumptions as described above. The most significant areas that require judgments relate to the recognition of investment tax credits (note 3(g)), derecognition of financial assets (note 3(i)(i)) and impairment of financial assets (note 3(p)(i)). Other areas that require judgment include determining separately identifiable components of a contract arrangement for revenue recognition, hedge accounting and recognition of contingent liabilities. Additional information on these estimates is included in note 3.

3.            Significant accounting policies:

(a)          Basis of consolidation:

These consolidated financial statements include the accounts of the Company and all subsidiary entities which are controlled by the Company. All intercompany balances and transactions are eliminated on consolidation.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

(b)          Business combinations:

Business combinations are accounted for using the acquisition method. The consideration for an acquisition is measured at the fair values of the assets transferred, the liabilities assumed and the equity interests issued at the acquisition date. The excess of the consideration over the fair value of the identifiable net assets acquired is recorded as goodwill. Transaction costs that are incurred in connection with a business combination, other than costs associated with the issuance of debt or equity securities, are expensed as incurred. On an acquisition-by-acquisition basis, any non-controlling interest is measured either at fair value of the non-controlling interest or at the fair value of the proportionate share of the net assets acquired.

Contingent consideration is measured at fair value on acquisition date and is included as part of the consideration transferred. The fair value of the contingent consideration liability is re-measured at each reporting date with the corresponding gain or loss being recognized in earnings.

(c)          Foreign currency:

The consolidated financial statements of the Company are presented in United States dollars.

(i)           Transactions in foreign currency:

Each entity within the consolidated group records transactions using its functional currency, being the currency of the primary economic environment in which it operates. Foreign currency transactions are translated into the respective functional currency of each entity using the foreign currency rates prevailing at the date of the transaction. Period end balances of monetary assets and liabilities in foreign currency are translated to the respective functional currencies using period end foreign currency rates. Foreign currency gains and losses arising from settlement of foreign currency transactions are recognized in earnings.

(ii)          Foreign operations translation:

The assets and liabilities of operations with a functional currency other than United States dollars are translated into United States dollars at period end foreign currency rates.  Revenues and expenses of such operations are translated into United States dollars at average rates for the period.  Foreign currency translation gains and losses are recognized in other comprehensive income.  The relevant amount in cumulative foreign currency translation adjustment is reclassified into earnings upon disposition of a foreign operation.

(iii)         Hedges of net investments in foreign operations:

Foreign exchange gains and losses arising from translation of a financial liability and foreign exchange forward contracts designated as hedges of net investments in foreign operations are recognized in other comprehensive income, to the extent that the hedges are effective. To the extent that the hedges are ineffective, the gains and losses are recognized in earnings. When the hedged portion of a net investment is disposed of, the relevant amount accumulated in other comprehensive income is transferred to earnings as part of the gain or loss on disposal.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

(d)          Revenue recognition:

Revenue is measured at the fair value of consideration received or receivable, net of discounts and after eliminating intercompany sales.  When consideration received from customers includes advance payments that contain a financing element, the Company imputes interest on such advance payments and recognizes such amounts as a component of revenue.

The Company’s contracts with customers may include multiple deliverables that fall within one or more of the revenue categories described below.  Where revenue arrangements have separately identifiable components and the components are considered to have standalone value to the customer, the consideration received is allocated to each identifiable component and the applicable revenue recognition criteria are applied to each of the components.

When separately identifiable components in a revenue arrangement are considered to not have standalone value, the applicable revenue recognition criteria are applied to the arrangement as a whole. In such situations, if the Company incurs contract costs prior to the commencement of the performance period of the contract, the costs are capitalized as deferred contract costs and are generally recognized as expense over the same period as the associated deferred revenue arising from upfront fees under the arrangement.

(i)           Construction contracts:

A construction contract is a contract specifically negotiated for construction of an asset or a group of interrelated assets.  Revenue from construction contracts includes initial contract amounts, variations in contract work, claims, incentive payments and the fair value of customer furnished materials.  When the outcome of a construction contract can be measured reliably, revenue is recognized using the percentage of completion method based on contract costs incurred relative to total estimated contract costs or units delivered relative to total units, as appropriate in the circumstances.  Construction contracts may be segmented into components which are accounted for separately or combined with other contracts to form a single contract for revenue and expense recognition purposes.  When the outcome of a construction contract cannot be measured reliably, contract costs incurred are expensed as incurred and revenue is recognized only to the extent that costs are considered likely to be recoverable.  If at the time of contract award or at any time during the life of a contract it becomes probable that total contract costs will exceed total contract revenue, the expected loss is recognized immediately in the statement of earnings.

Satellite construction contracts may include performance incentives whereby payment for a portion of the purchase price is contingent upon in-orbit performance of the satellite.  These performance incentives are structured in two forms.  As a warranty payback, the customer pays the entire amount of the performance incentive during the period of the satellite construction and such incentives are subject to refund if satellite performance does not achieve certain predefined operating specifications.  As an orbital receivable, the customer makes payment of performance incentives over the in-orbit life of the satellite.  Performance incentives, whether warranty payback or orbital receivables, are included in revenue during the construction period based on amounts expected to be received.  Orbital receivables are recorded at their fair value as of the launch date and the adjustments to the amount receivable of the discount during the in-orbit period are recorded as orbital income.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

The percentage of completion method places considerable importance on accurate estimates of the extent of progress towards completion.  During the contractual period, revenue and costs may be impacted by estimates of total contract costs, remaining costs to completion, total contract revenues, contract risks and other judgments.  Management continually reviews such estimates and adjusts them as necessary.  The inception to date impact of changes in estimates of contract revenues or costs to complete is recognized in the period that the change is determined by management.

When costs incurred plus recognized profit (less recognized losses) on a construction contract exceeds progress billings, the net amount is recorded as a construction contract asset. Conversely, when progress billings exceed costs incurred plus recognized profit (less recognized losses), the net amount is recorded as a construction contract liability.

Construction contracts may have termination and default clauses. If a contract is terminated for convenience by a customer or due to a customer’s default, the company may be entitled to costs incurred plus a reasonable profit.

(ii)          Service contracts:

Service contracts include contracts for rendering of services, including delivery or licensing of satellite imagery and imagery related products. Revenue from rendering of services is recognized by reference to the stage of completion based on services performed to date as a percentage of total services to be performed or on a straight-line basis over the term of the contract if revenue is determined to be earned evenly.

The Company has various contracts with government and commercial customers that require the delivery of imagery and the provision of infrastructure support services.  If the deliverables do not qualify as separate units of accounting, the Company recognizes the revenue for this single unit of accounting using a proportional performance method over the life of the contract which may coincide with the estimated life of the satellite.  If the deliverables qualify as separate units of accounting, each element is accounted for separately and recognized as revenue over the relevant terms of the arrangement or the estimated useful life of the satellite being accessed.

Revenue related to satellite access is recognized based on satellite capacity made available to the customer in a particular period compared to the total capacity to be made available over the term of the contract or as minutes are consumed by the customer as appropriate in the circumstances.

Revenue from imagery licenses is typically recognized when the customer is able to directly download the imagery or upon delivery.  Revenues related to online imagery subscriptions are recognized ratably over the subscription period.

Revenue from the sale of certain services that include the supply of processed data or data products is recognized upon delivery.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

(e)          Earnings per common share:

Basic earnings per common share is computed by dividing net earnings by the sum of the weighted average number of common shares outstanding during the period plus outstanding deferred share units awards (see note 22(e)) but excluding issued, but unvested, restricted shares.

Diluted earnings per common share is computed by adjusting the basic earnings per common share calculation, as described above, for the effects of all potentially dilutive share appreciation rights and restricted stock units (see notes 22(b) and 22(c)).  The company calculates the effects of all potentially dilutive share appreciation rights using the treasury stock method unless they are anti-dilutive.  Share appreciation rights are dilutive only when the average market value of the Company’s shares during the period are greater than the exercise price of the share appreciation rights.

(f)           Research and development:

Research costs are expensed in the period incurred. Development costs are capitalized and recorded as an intangible asset if technical feasibility has been established and it is considered probable that the Company will generate future economic benefits from the asset created on completion of development. The costs capitalized include materials, direct labour, directly attributable overhead expenditures and borrowing costs on qualifying assets. Other development costs are expensed in the period incurred.

(g)          Government assistance and investment tax credits:

Government assistance includes government grants, below-market rate of interest loans and investment tax credits and is recognized when there is reasonable assurance that the Company will comply with the relevant conditions and that the government assistance will be received.

Government assistance that meets the recognition criteria and that relates to current expenses is recorded as a reduction of the related expenses in direct costs, selling, general and administration. Government assistance that meets the recognition criteria and that relates to the acquisition of an asset is recorded as a reduction of the cost of the related asset. If government assistance becomes repayable, the inception to date impact of assistance previously recognized in earnings is reversed immediately in the period that the assistance becomes repayable.

The benefit of a government loan at a below-market rate of interest is treated as a government grant, measured as the difference between proceeds received and the fair value of the loan based on prevailing market interest rates.

Investment tax credits, whether or not recognized in the financial statements, may be carried forward to reduce future Canadian Federal and Provincial income taxes payable. The Company applies judgment when determining whether the reasonable assurance threshold has been met to recognize investment tax credits in the financial statements. The Company must interpret eligibility requirements in accordance with Canadian income tax laws and must assess whether future taxable income will be available against which the investment tax credits can be utilized. For investment tax credits that have not met the criteria to be recognized in the financial statements, management continually reviews these interpretations and assessments and recognizes the investment tax credits relating to prior period expenses in the period when the reasonable assurance criteria have been met. Any changes in the interpretations and assessments could have an impact on the amount and timing of investment tax credits recognized in the financial statements.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

(h)          Finance income and finance expense:

Finance income is comprised of interest income and gains on disposals of available-for-sale assets. Interest income is recognized as it accrues in earnings, using the effective interest method.

Finance expense is comprised of borrowing cost on debt, net interest expense on the net liability of defined benefit pension and other post-retirement benefits plans, interest expense on the orbital securitzation liability, and liability to dissenting shareholders, imputed interest on advance payments and other liabilities, and the cost of forward points from foreign exchange forward contracts.  All finance costs are recognized in earnings using the effective interest method.  Finance costs exclude borrowing costs attributable to the construction of qualifying assets, which are assets that take a substantial period of time to prepare for their intended use.  Borrowing costs associated with qualifying assets are added to the cost of the related assets.

(i)           Financial instruments:

Financial assets and financial liabilities are initially measured at fair value and are subsequently re-measured based on their classification as described below. Transaction costs that are directly attributable to the acquisition or issuance of a financial asset or liability, other than financial assets and liabilities classified as at fair value through earnings, are added or deducted from the fair value of the respective financial asset or financial liability on initial recognition. Transaction costs that are directly attributable to the acquisition or issuance of a financial asset or financial liability classified as at fair value through earnings are recognized immediately in earnings.

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

(i)Financial assets:

Financial assets are classified into the following categories: at fair value through earnings, loans and receivables, and available-for-sale. The classification depends on the nature and purpose of the financial asset and is determined at the time of initial recognition.

•	Financial assets at fair value through earnings

Financial assets are classified as at fair value through earnings when held for trading or if designated into this category. Financial assets classified as financial assets at fair value through earnings include derivative financial instruments that are not included in a qualifying hedging relationship. Financial assets classified as financial assets as at fair value through earnings are measured at fair value with any gains or losses arising on re-measurement recognized in earnings.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

•	Loans and receivables

Loans and receivables include cash and cash equivalents, restricted cash, and non-derivative financial assets with fixed or determinable payments that are not quoted in an active market including trade and other receivables, orbital receivables, and notes receivable. Loans and receivables are initially measured at fair value and are subsequently re-measured at amortized cost using the effective interest method, less any impairment losses.

•	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified into any of the other categories and include short-term and long-term investments. Available-for-sale financial assets are measured at fair value with any gains or losses on re-measurement recognized in other comprehensive income until the financial asset is derecognized or is determined to be permanently impaired, at which time the gain or loss accumulated in equity is transferred to earnings.

Investments in equity instruments that are not quoted in an active market and whose fair value cannot be reliably measured are carried at cost.

Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred, either outright or through a qualifying pass-through arrangement, and the Company has transferred substantially all of the risk and rewards of ownership of the asset. When the Company retains substantially all of the risks and rewards of transferred assets, the transferred assets are not derecognized and remain on the consolidated balance sheet. When the Company neither retains nor transfers substantially all risks and rewards of ownership of the assets, the Company derecognizes the assets if control over the assets is relinquished. If the Company retains control over transferred assets, the Company continues to recognize the transferred assets to the extent of its continuing involvement in the assets. Management assesses these criteria using the balance of facts and circumstances of each individual arrangement and applies considerable judgment when making these assessments, particularly when determining whether substantially all the risks and rewards of ownership of the financial assets have been transferred. Any changes to the conclusions of these assessments could have a material impact on the consolidated financial statements.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

(ii)          Financial liabilities:

Financial liabilities are classified as either financial liabilities at fair value through earnings or as other financial liabilities.

•	Financial liabilities at fair value through earnings

Financial liabilities are classified at fair value through earnings when held for trading or if designated into this category. Financial liabilities classified as financial liabilities at fair value through earnings include derivative financial instruments that are not included in a qualifying hedging relationship and are measured at fair value with any gains or losses arising on re-measurement recognized in earnings.

•	Other financial liabilities

Other financial liabilities include bank overdraft, trade and other payables, non-trade payables, contingent liabilities, securitization liability, long-term debt and are initially measured at fair value and are subsequently measured at amortized cost using the effective interest method.

(iii)         Derivative financial instruments and hedging activities:

The Company uses derivative financial instruments to manage risk associated with foreign currency rates. Derivative financial instruments are measured at fair value. When derivative financial instruments are designated in a qualifying hedging relationship and hedge accounting is applied, the effectiveness of the hedges is measured at the end of each reporting period and the effective portion of changes in fair value is recognized in other comprehensive income and any ineffective portion is recognized immediately in earnings. For foreign exchange forward contracts used to manage risk associated with foreign currency rates, amounts are transferred from accumulated other comprehensive income to revenue or direct costs, selling, general and administration when the underlying transaction affects earnings. For foreign exchange contracts not in a qualifying hedging relationship, changes in fair value are recognized immediately in earnings as a foreign exchange gain or loss.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, exercised or no longer qualifies for hedge accounting. At that time, if the forecasted transaction within a cash flow hedge remains probable, any cumulative gain or loss on the hedging instrument recognized in other comprehensive income is retained in equity until the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, the net cumulative gain or loss previously recognized in other comprehensive income is transferred to earnings.

(iv)         Embedded derivatives:

The Company has embedded foreign currency derivatives in certain customer and supplier contracts. These derivatives are accounted for as separate instruments and are measured at fair value at each reporting date. Changes in fair value are recognized in earnings as foreign exchange gains or losses.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

(j)           Cash and cash equivalents:

Cash and cash equivalents is comprised of cash on hand, cash balances with banks and similar institutions and term deposits redeemable within three months or less from date of acquisition with banks and similar institutions.

(k)          Investments:

(i)           Short-term investments:

Short-term investments consist of mutual funds and financial instruments purchased with a term to maturity at inception between three months and one year.

(ii)          Long-term investments:

Long-term investments consist of unquoted equity instruments in which the Company does not have significant influence and the fair value of which cannot be reliably measured.

(l)           Inventories:

Inventories are measured at the lower of cost and net realizable value and consist primarily of parts and subassemblies used in the manufacturing of satellites. The cost of inventories is determined on a first-in-first-out basis or weighted average cost basis, depending on the nature of the inventory. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expense.

(m)         Property, plant and equipment:

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.  Cost for satellite assets includes amounts related to design, construction, launch and commissioning. Cost for ground system assets includes amounts related to construction and testing. Borrowing costs are capitalized on certain qualifying assets that take a substantial period of time to prepare for their intended use.  When the costs of certain components of an item of property, plant and equipment are significant in relation to the total cost of the item and the components have different useful lives, they are accounted for and depreciated separately. Property, plant and equipment under construction are measured at cost less any accumulated impairment losses.

Depreciation expense is recognized in earnings on a straight-line basis over the estimated useful life of the related asset to its residual value.  Expected useful lives and depreciation methods are reviewed annually.  Land is not depreciated.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

The estimated useful lives are as follows:

	Estimated useful life

Land improvements			20	years
Buildings	7	to	45	years
Leasehold improvements	lesser of useful life or term of lease
Equipment:
Test and other equipment	2	to	12	years
Vehicles	5	to	6	years
Thermal vacuum chambers	21	to	40	years
Satellites	2	to	10	years
Furniture and fixtures	2	to	10	years
Computer hardware	2	to	13	years

(n)          Leased assets:

Leased assets for which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. The asset is depreciated over the shorter of the lease term or its estimated useful life. All other leases are considered operating leases and the payments, including lease incentives, are recognized in earnings on a straight-line basis over the term of the lease.

(o)          Intangible assets and goodwill:

(i)           Intangible assets:

Intangible assets with finite lives consist of acquired and internally developed technologies and software, licenses, customer relationships, trademarks, trade names, non-compete agreements, image library, and backlog. Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives and are measured at cost less accumulated amortization and accumulated impairment losses.  Intangible assets with finite lives are currently amortized over the following periods:

	Estimated useful life
Customer relationships	9	to	21	years
Backlog	3	to	5	years
Technologies	5	to	13	years
Software	3	to	10	years
Trade names			20	years
Trademarks	5	to	14	years
Image library			5	years
Licenses			7	years
Non-compete agreements			2	years

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

At December 31, 2017 and 2016, the Company did not have any indefinite life intangible assets.

(ii)          Goodwill:

Goodwill is not amortized but is tested for impairment annually or whenever there is an indication of impairment. Goodwill is measured at cost less accumulated impairment losses.

(p)          Impairment:

(i)           Financial assets:

Financial assets not carried at fair value through earnings are assessed for impairment at each reporting date. A financial asset is impaired if objective evidence indicates that a loss event which negatively affected the estimated future cash flows has occurred after the initial recognition of the asset. Management uses judgment when identifying and assessing objective evidence that may indicate a loss event and when estimating the potential impact on the carrying value of accounts receivable, notes receivable, orbital receivables, and other financial assets. For financial assets measured at amortized cost, the impairment loss is the difference between the carrying amount and the present value of the estimated future cash flows, discounted at the original effective interest rate. If an impairment has occurred, the carrying amount of the asset is reduced, with the amount of the loss recognized in earnings. A permanent impairment loss for an available-for-sale investment is recognized by transferring the cumulative loss previously recognized in other comprehensive income to earnings.

(ii)          Goodwill and non-financial assets:

Goodwill and non-financial assets are tested for impairment annually, or whenever events or changes in circumstances indicate that an asset’s carrying amount may be less than its recoverable amount. Management uses judgment to estimate the inputs to these assessments including cash flow projections, discount rates and tax rates, and any changes to these inputs could have a material impact on the impairment calculation.

For impairment testing, non-financial assets that do not generate independent cash flows are grouped together into a cash-generating unit ("CGU"), which represent the level at which largely independent cash flows are generated. Goodwill is allocated to groups of CGUs based on the level at which it is monitored for internal reporting purposes.

An impairment loss is recognized in earnings to the extent that the carrying value of an asset, CGU or group of CGUs exceeds its estimated recoverable amount. The recoverable amount of an asset, CGU or group of CGUs is the greater of its value in use and its fair value less cost to sell. Value in use is calculated as the present value of the estimated future cash flows discounted at appropriate discount rates.

An impairment loss relating to a specific asset reduces the carrying value of the asset. An impairment loss relating to a CGU or group of CGUs reduces the carrying value of the goodwill allocated to the CGU or group of CGUs, then reduces the carrying value of the other assets of the CGU or group of CGUs on a pro-rata basis.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

An impairment loss in respect of goodwill is not reversed. A previously recognized impairment loss related to other non-financial assets is assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss related to other non-financial assets is reversed if there is a subsequent increase in recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying value does not exceed the carrying value that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(q)          Provisions:

Provisions are recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of resources will be required to settle the obligation. Provisions are determined by discounting expected future cash outflows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Management uses judgment to estimate the amount, timing and probability of the liability based on facts known at the reporting date. The unwinding of the discount is recognized as finance expense.

(i)           Warranty and after-sale service costs:

A provision for warranty and after-sale service costs is recognized when the underlying product or service is sold and when the recognition criteria described above have been met. Warranty and after-sale service provisions are based on management’s best estimate of the expected obligation using historical warranty data and experience. Warranty and after-sale service provisions related to products and services delivered under construction contracts are included in the estimated total costs to complete when applying the percentage of completion method of revenue recognition.

(ii)          Restructuring costs:

A provision for restructuring costs is recognized when the Company has approved a detailed and formal restructuring plan, and the restructuring either has commenced or has been announced publicly. Future operating losses are excluded from the provision.

(iii)         Others:

A provision for onerous contracts, excluding construction contracts (see note 3(d)(i)), is recognized when the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received from the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contracts and the expected net cost of continuing with the contract.

A provision for decommissioning liabilities is recognized at the time of asset acquisition. Decommissioning liabilities are added to the carrying value of the related asset and are depreciated over the asset’s estimated useful life.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

(r)           Employee benefits:

(i)           Defined benefit pension plans and other post-retirement benefit plans:

The Company maintains defined benefit plans for some of its employees. The Company’s net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in the current and prior periods, discounting that amount and deducting the fair value of any plan assets.

The calculation of defined benefit obligations is performed annually by qualified actuaries using the projected unit credit method, which takes into account the expected salary increases as the basis for future benefit increases for the pension plans. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. Actuarial assumptions for discount rates, expected salary increases and the projected age of employees upon retirement reflect historical experience and the Company’s assessment of future expectations. When the calculation results in a benefit to the Company, the recognized asset is limited to the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of economic benefits for a particular plan, consideration is given to any minimum funding requirements that apply to that particular plan. An economic benefit is available to the Company if it is realizable during the life of the plan, or on settlement of the plan liabilities.

Re-measurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding amounts included in net interest expense) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense is recognized as a component of finance expense. The Company recognizes service cost and administrative expenses relating to defined benefit plans as a component of direct costs, selling, general and administrative expense.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in the net benefit liability that relates to past service or the gain or loss on curtailment is recognized immediately in earnings. The Company recognizes gains or losses on the settlement of a defined benefit plan when settlement occurs.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

(ii)          Termination benefits:

Termination benefits are expensed when the Company has demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are expensed if the Company has made an offer of voluntary redundancy, it is probable that the offer will be accepted and the number of acceptances can be estimated reliably.

(iii)         Defined contribution pension plans:

The Company also maintains defined contribution plans for some of its employees whereby the Company pays contributions based on a percentage of the employees’ annual salary. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in the statement of earnings as the services are provided.

(s)           Share-based compensation plans:

The Company maintains a number of share-based compensation plans for certain employees and directors that may be settled with cash and/or equity. For certain share-based compensation plans, the Company has the ability to mandate equity settlement by issuing shares from treasury. Share-based compensation plans are measured at fair value using the Black-Scholes option pricing model and the fair value is expensed on a straight-line basis over the vesting period. Management uses judgment to determine the inputs to the Black-Scholes option pricing model including the expected plan lives, underlying share price volatility and forfeiture rates. Volatility is estimated by considering the Company’s historic share price volatility over similar periods to the expected life of the awards under consideration. Changes in these assumptions will impact the calculation of fair value and the amount of compensation expense recognized in earnings.

The fair value of cash-settled plans is recognized as a liability in the consolidated balance sheet and is re-measured and charged to earnings at each reporting date until the award is settled.

The fair value of equity-settled plans is recognized in contributed surplus as part of equity in the consolidated balance sheet. Equity-settled plans are measured based on the grant date fair value of the award including the impact of estimated forfeitures and are not re-measured.

(t)           Income taxes:

Income tax expense is comprised of current and deferred tax.  Current tax and deferred tax are recognized into earnings except to the extent that it arises in a business combination, or items recognized directly in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable earnings, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws  that have  been enacted  or substantively  enacted by  the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

Deferred tax assets are recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(u)           Adoption of new standards:

On January 1, 2017, the Company adopted amendments to IAS 7 - Statement of Cash Flows.  The amendments require disclosures that enable users of the financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flow and non-cash changes.  The amendments to IAS 7 were applied prospectively and resulted in changes to presentation and disclosure in the Company’s notes to consolidated financial statements, but otherwise did not have a significant impact on the Company’s consolidated financial statements (note 29(d)).

4.            New standards and interpretations not yet adopted:

IFRS 15 - Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 - Revenue from Contracts with Customers, which supersedes IAS 18 - Revenue, IAS 11 - Construction Contracts and other interpretive guidance associated with revenue recognition. IFRS 15 provides a single, principles-based five-step model to be applied to all contracts with customers to determine how and when an entity should recognize revenue. The standard also provides guidance on whether revenue should be recognized at a point in time or over time as well as requirements for more informative, relevant disclosures. IFRS 15 is effective for annual periods beginning on or after January 1, 2018 with earlier adoption permitted. The Company has established an implementation plan and intends to adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2018 and apply IFRS 15 retrospectively to prior periods.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

The Company is continuing to assess the transition impact of adopting IFRS 15 on its consolidated financial statements.  This includes finalizing the evaluation of (i) recognition and measurement of all significant construction and service contracts in place, including contracts acquired in the DigitalGlobe acquisition or subsequently entered into by DigitalGlobe entities (note 9); (ii) company policies and business practice; (iii) internal controls; and (iv) significant judgments and estimations required.

While the Company continues to assess all potential impacts of the new revenue recognition standard, it currently believes the most significant impact will relate to its method of accounting for contract loss provisions.  A contract with a customer will be considered onerous and a loss provision will be recognized only if it becomes probable that the total estimated direct costs of the contract, excluding allocated overheads, exceeds total contract revenues.  Currently, the Company recognizes a contract loss provision if it becomes probable that total contract costs, including allocated overheads, exceeds total contract revenues.  The impact of this change in accounting policy, when adopted, would decrease the frequency and amount of contract loss provisions recognized.

The Company expects that the significant majority of long-term construction and service contracts currently accounted for under the percentage-of-completion method will meet the requirements for revenue recognition over time under IFRS 15, and the Company will continue to apply a costs incurred to expected total cost model.

The Company is currently quantifying the transition impact and compiling the disclosures required for transition to IFRS 15.  The Company will present its 2018 first quarter financial statements under this new standard.

IFRS 9 - Financial Instruments

In July 2014, the IASB issued IFRS 9 - Financial Instruments, which replaces the earlier versions of IFRS 9 (2009, 2010, and 2013) and completes the IASB’s project to replace IAS 39 - Financial Instruments: Recognition and Measurement.  IFRS 9 includes a logical model for classification and measurement of financial assets; a single, forward-looking ‘expected credit loss’ impairment model and a substantially-reformed approach to hedge accounting to better link the economics of risk management with its accounting treatment.  IFRS 9 is effective for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions.

For hedge accounting, IFRS 9 allows companies to continue to use the existing requirements under IAS 39 rather than adopting the new requirements of IFRS 9 until IASB finalizes its macro hedge accounting project. As permitted, the Company has elected to not adopt the IFRS 9 hedge accounting requirements on January 1, 2018 and will retain the IAS 39 hedge accounting requirements.

Other than hedge accounting requirements, the Company will adopt the standard on January 1, 2018 using the modified retrospective application method, under which 2017 comparatives are not restated and a cumulative catch up adjustment is recorded on January 1, 2018, for any differences identified including adjustments to opening retained earnings balances.  The Company has analyzed the impact of adopting IFRS 9 and anticipates that there will not be any material changes as a result of adopting this new standard.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

IFRS 16 - Leases

In January 2017, the IASB issued IFRS 16 - Leases, which supersedes IAS 17 - Leases. IFRS 16 establishes principles for the recognition, measurement, presentation and disclosure of leases. The standard establishes a single model for lessees to bring leases on-balance sheet while lessor accounting remains largely unchanged and retains the finance and operating lease distinctions. IFRS 16 is effective for annual periods beginning on or after January 1, 2019 with earlier adoption permitted, but only if also applying IFRS 15 - Revenue from Contracts with Customers. The Company is currently evaluating the impact of IFRS 16 on its financial statements and does not intend to early adopt the standard.

Amendments to IFRS 2 - Share-based Payment

In June 2017, the IASB issued amendments to IFRS 2 - Share-based Payment, clarifying how to account for certain types of share-based payment transactions. The amendments provide requirements on the accounting for: the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; share-based payment transactions with a net settlement feature for withholding tax obligations; and a modification to the terms and conditions of a share-based payment that changes the classification from cash-settled to equity-settled. The amendments to IFRS 2 are effective prospectively for annual periods beginning on or after January 1, 2018 with earlier adoption permitted. Retrospective or earlier adoption permitted, if information is available without the use of hindsight. The Company intends to adopt the amendments to IFRS 2 in its financial statements for the annual period beginning on January 1, 2018. The Company is currently evaluating the impact of the amendments to IFRS 2 on its financial statements.

IFRIC 22 Foreign Currency Transactions and Advance Consideration

In December 2017, the IASB issued IFRIC 22 Foreign Currency Transactions and Advance Consideration. The interpretation clarifies which date should be used for translation when accounting for transactions in a foreign currency that include the receipt or payment of advance consideration. IFRIC 22 is effective for annual periods beginning on or after January 1, 2018 with earlier adoption permitted. The Company is currently evaluating the impact of IFRIC 22 on its financial statements.

5.            Revenue and segmented information:

The Company is organized into market sectors based on its products and services.  As a result of the acquisition of DigitalGlobe (note 9) in the fourth quarter of 2017, the Company has reorganized its organizational and operational structure to reflect the manner in which the Chief Operating Decision Maker (“CODM”) now manages the operations and assesses the business performance of the Company.  The change in the organizational and operational structure has resulted in the addition of two new segments and a reorganization of our legacy segments that were reported at December 31, 2016. The Company now has three reportable segments: Space Systems, Imagery and Services.  Comparative historical segmented information has been restated based on available information.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

The DigitalGlobe businesses have been split between two of the new segments, Imagery and Services, as appropriate.  The Company’s geospatial services businesses, formerly included in the Surveillance and Intelligence segment are now managed within the Imagery and Services segments, as applicable.  Our legacy Communication segment and the remainder of our legacy Surveillance and Intelligence operations, excluding the geospatial services businesses, are now combined and managed in a renamed segment, Space Systems, to more accurately reflect the nature of the activity of this segment.

The Company’s three reportable segments are now organized as follows:

(a)

Space Systems: Maxar is a leading supplier of space-based and ground-based infrastructure and information solutions. The Company’s products include communication and imaging satellites, satellite payloads and antenna subsystems, space-based and airborne surveillance solutions, robotic systems and associated ground infrastructure and support services. The Company’s offerings serve multiple markets, primarily for communications and surveillance and intelligence applications. In the communications market, the Company’s solutions provide cost-efficient global delivery of a broad range of services, including television and radio distribution, broadband internet, and mobile communications. In the surveillance and intelligence market, the Company offers end-to-end solutions to monitor changes and activities around the globe to support the operational needs of government agencies, both military and civilian, and commercial customers. The Company also supplies spacecraft and subsystems to the U.S. government and other customers for scientific research and development missions, as well as robotic systems for the space and terrestrial markets. Maxar’s principal customers in the Space Systems segment are government agencies worldwide as well as communication satellite operators and communication satellite manufacturers.

(b)

Imagery: Maxar is a leading supplier of integrated electro-optical and radar imagery.  Sourced from the Company’s own advanced satellite constellation and third-party providers, the Company’s imagery solutions provide customers with accurate and mission-critical information about our changing planet, and support a wide variety of uses, including mission planning, mapping and analysis, environmental monitoring, disaster management, crop management, oil and gas exploration and infrastructure management.  Maxar’s principal customers in the Imagery segment are U.S., Canadian and other international government agencies, primarily defense and intelligence, as well as a wide variety of commercial customers in multiple markets.

(c)

Services: Maxar provides geospatial products and services that combine imagery, analytic expertise and innovative technology to deliver integrated intelligence solutions to customers. The Company provides analytic solutions that accurately document change and enable geospatial modeling and analysis that predict where events will occur to help customers protect lives and make resource allocation decisions.  Maxar’s primary customer in the services segment is the U.S. government, but many capabilities also support intelligence requirements for other international governments, global development organizations and commercial customers.

Segmented information is prepared using the accounting policies described in note 3, except for the application of hedge accounting on designated hedging relationships that use derivative financial instruments to hedge foreign currency risk in customer and supplier contracts.  For segment reporting, hedge accounting is applied to all such hedging relationships even when not qualifying for hedge accounting under IFRS.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

The Company’s CODM measures the performance of each segment based on revenue, adjusted EBITDA and segment earnings. Adjusted EBITDA is a non-IFRS measure and is defined as earnings before interest, taxes, depreciation and amortization, adjusted for items that management does not consider when evaluating segment performance including foreign exchange gains and losses, adjustments relating to hedge accounting as described above, share-based compensation expense or recovery, and other income or expense.  Segment earnings is defined as adjusted EBITDA less depreciation and amortization expense, excluding amortization of acquisition related intangible assets.

The following table summarizes the operating performance of the reporting segments:

	Space			Corporate and
Year ended December 31, 2017	Systems	Imagery	Services	eliminations	Total
Revenues:
External revenue	$1,259.6	$228.4	$143.2	$—	$1,631.2
Intersegment eliminations	10.2	1.7	1.4	(13.3)	—
	1,269.8	230.1	144.6	(13.3)	1,631.2
Segment earnings:
Adjusted EBITDA	231.9	147.6	23.4	(24.2)	378.7
Depreciation and amortization	40.6	40.6	5.9	0.6	87.7
	191.3	107.0	17.5	(24.8)	291.0
Capital expenditures:
Property, plant and equipment	51.4	4.7	2.0	0.2	58.3
Intangible assets	64.3	22.0	0.2	0.2	86.7
	115.7	26.7	2.2	0.4	145.0

	Space			Corporate and
Year ended December 31, 2016	Systems	Imagery	Services	eliminations	Total
Revenues:
External revenue	$1,417.2	$41.0	$99.3	$—	$1,557.5
Intersegment eliminations	3.6	0.8	0.4	(4.8)	—
	1,420.8	41.8	99.7	(4.8)	1,557.5
Segment earnings:
Adjusted EBITDA	246.0	22.4	20.3	(21.1)	267.6
Depreciation and amortization	41.3	0.2	3.4	0.1	45.0
	204.7	22.2	16.9	(21.2)	222.6
Capital expenditures:
Property, plant and equipment	39.2	0.3	0.9	1.2	41.6
Intangible assets	59.7	—	1.4	0.4	61.5
	98.9	0.3	2.3	1.6	103.1

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

Reconciliation to earnings (loss) before income taxes:

	For the year ended
	December 31,
	2017	2016
Segment earnings	$291.0	$222.6
Amortization of acquisition related intangible assets	79.4	32.4
Foreign exchange differences	(11.5)	2.8
Share-based compensation expense (note 22(f))	57.9	14.7
Other expense (note 8)	119.4	5.9
Earnings before interest and taxes	45.8	166.8
Finance income	(1.3)	(0.3)
Finance expense	82.5	37.6
Earnings (loss) before income taxes	$(35.4)	$129.5

The Company’s primary sources of revenue are as follows:

	For the year ended
	December 31,
	2017	2016
Construction contracts	$1,183.2	$1,342.4
Service contracts	448.0	215.1
	$1,631.2	$1,557.5

Revenue from construction contracts includes orbital income of $34.8 million (2016 - $30.9 million).

The aggregate amount of revenue recognized to date less losses recognized to date (or from the date of acquisition) for construction contracts in progress at December 31, 2017 was $2,770.5 million (December 31, 2016 - $2,707.6 million). Advance payments received for construction contracts in progress at December 31, 2017 were $238.8 million (December 31, 2016 - $266.6 million). Retentions in connection with construction contracts at December 31, 2017 were $6.9 million (December 31, 2016 - $7.0 million).

The approximate revenue based on geographic location of customers is as follows:

	For the year ended
	December 31,
	2017	2016
Revenue:
United States	$743.8	$447.2
Canada	329.9	424.4
Asia	295.3	311.9
Europe	207.1	284.5
Australia	29.6	29.7
South America	16.7	58.1
Other	8.8	1.7
	$1,631.2	$1,557.5

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

Revenue from significant customers is as follows:

	For the year ended
	December 31,
	2017	2016
Commercial:
Customer 1	$119.9	$197.1
Government:
Canadian Federal Government and agencies	$194.3	$212.3
U.S. Federal Government and agencies	293.8	97.5

The Company’s non-current non-financial assets, property, plant and equipment, intangible assets and goodwill are geographically located as follows:

	December 31,	December 31,
	2017	2016
United States	$5,103.5	$1,268.2
Canada	142.7	126.9
Europe	0.2	0.2
	$5,246.4	$1,395.3

6.            Expenses by nature:

The following table classifies the Company’s operating expenses by nature:

	For the year ended
	December 31,
	2017	2016
Employee salaries and benefits	$595.4	$549.2
Costs related to defined benefit plans (note 18(b)&(c))	(19.3)	0.3
Costs related to defined contribution plans (note 18(f))	16.7	14.5
Inventories used	103.5	128.8
Subcontractor costs relating to construction and service contracts	342.8	380.8
Materials, equipment, professional fees, travel and other	215.4	215.5
Direct costs, selling, general and administration	1,254.5	1,289.1
Depreciation and amortization	167.1	77.4
Foreign exchange loss (gain)	(13.5)	3.6
Share-based compensation expense (note 22(f))	57.9	14.7
Other expense (note 8)	119.4	5.9
	$1,585.4	$1,390.7

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

7.            Finance expense:

	For the year ended
	December 31,
	2017	2016
Finance expense:
Interest expense on long-term debt	$57.7	$26.2
Interest expense on defined benefit pension and other post-retirement benefit obligations (note 18(b)&(c))	9.2	9.5
Interest expense on orbital securitization liability (note 14)	7.8	1.6
Interest expense on advance payments	7.9	—
Capitalization of borrowing costs (notes 16(a))	(4.9)	(2.8)
Imputed interest and other	4.8	3.1
	$82.5	$37.6

8.            Other expense:

The components of other expense are as follows:

	For the year ended
	December 31,
	2017	2016
Acquisition related expense (note 9)	$59.9	$—
Restructuring and enterprise improvement costs	36.5	3.6
Loss from early extinguishment of debt	23.0	—
Executive compensation settlement	—	2.3
	$119.4	$5.9

For the year ended December 31, 2017, the Company incurred costs of $59.9 million (2016 - $nil) for investment banking fees, legal, tax, consulting and other acquisition and integration costs related to the DigitalGlobe acquisition (note 9).

For the year ended December 31, 2017, the Company incurred restructuring and enterprise improvement costs of $36.5 million (2016 - $3.6 million) relating to the DigitalGlobe acquisition and ongoing restructuring programs. A provision of $2.3 million has been recognized on the balance sheet for these costs as at December 31, 2017 (December 31, 2016 - $1.5 million).

(a)

Subsequent to closing the DigitalGlobe acquisition, the Company incurred employee severance and retention related costs of $13.1 million and building related restructuring costs of $6.0 million in the fourth quarter of 2017. The severance costs were incurred upon employment termination of several DigitalGlobe executives who became redundant after the merger and the retention costs were incurred to entice certain DigitalGlobe employees to remain with the Company for a specified period of time. The building related restructuring costs related to lease termination payments and a provision for surplus lease space no longer required by the Company for its future operations.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

(b)

In response to changes in the geostationary communications satellite market, the Company commenced a restructuring project to reduce headcount at its Palo Alto manufacturing facility and to implement enterprise improvement initiatives at Palo Alto and other operational locations aimed at reducing overhead costs, increasing supply chain value and increasing efficiency of production processes. In connection with the implementation of these initiatives, the Company incurred restructuring and enterprise improvement costs of $17.4 million in 2017 compared to $3.6 million in 2016. In 2017, costs included employee severance of $11.9 million (2016 - $3.6 million) and consulting fees of $5.5 million (2016 - nil).

On October 5, 2017, concurrent with closing the acquisition of DigitalGlobe, the Company refinanced its existing $700.0 million syndicated credit facility and its 2024 Term Notes and incurred a loss from early extinguishment of debt of $23.0 million. The loss was comprised of a make-whole premium to terminate the 2024 Term Notes of $20.0 million and a write-off of the unamortized balance of capitalized financing fees of $3.0 million relating to both the syndicated credit facility and the 2024 Term Notes.

In the second quarter of 2016, the Company recognized an executive compensation settlement of $14.2 million to a related party. Of that amount, $11.9 million was recorded as share-based compensation expense (note 22(f)) and $2.3 million was recorded as other expense.

9.Business combination:

On October 5, 2017, the Company completed the acquisition of DigitalGlobe for a combination of equity and cash consideration totaling $2,328.2 million.  Headquartered in Westminster, Colorado, DigitalGlobe is a global leading provider of high-resolution Earth imagery, data and analysis.  Under the terms of the merger agreement with DigitalGlobe, each DigitalGlobe common share was exchanged for $17.50 in cash and 0.3132 common shares of the Company.

The fair value of the common shares issued as consideration was based on the closing price of a Maxar share on the Toronto Stock Exchange on October 4, 2017 of $54.57 per share (C$68.10 per share).  Share issuance costs of $2.5 million which were directly attributable to the issue of the shares have been netted against share capital.

In order to finance the acquisition, the Company entered into a $3.75 billion credit facility (note 19).  On October 5, 2017, the Company made an initial draw under the new credit facility of $3,096.7 million, net of debt issuance costs of $63.2 million, and used this amount, along with DigitalGlobe cash on hand, to acquire DigitalGlobe’s equity and pay out DigitalGlobe’s equity award holders ($1,155.5 million), to refinance DigitalGlobe’s debt ($1,266.3 million), to refinance the Company’s debt ($741.5 million) and to pay transaction fees and expenses of both the Company and DigitalGlobe, fund working capital, and for general corporate purposes.

As part of the merger agreement, DigitalGlobe’s share-based awards were converted into the right to receive a combination of cash and common shares of the Company, except for the stock component of certain unvested time-based awards that were replaced by equivalent share-based awards of the Company. The fair value of the replacement awards attributable to the pre-acquisition and post-acquisition service periods were $15.8 million and $13.9 million, respectively. The pre-acquisition amount has been included as part of the purchase consideration and the post-acquisition amount will be expensed over the remaining vesting period of the replacement awards.

In addition, certain unvested performance-based DigitalGlobe share-based awards and the cash component of the unvested time-based awards became fully vested and were paid the merger consideration on the closing of the transaction.  Since

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

this accelerated vesting was triggered by the actions of the Company, the component of the fair value of the consideration attributable to the accelerated share-based awards relating to post-acquisition services of $33.1 million has been recognized as share-based compensation expense in the Company’s consolidated statement of earnings. The component relating to pre-acquisition services has been included as part of the purchase consideration.

The merger consideration paid out on the closing of the transaction excluded amounts due to 80,000 dissenting DigitalGlobe preferred shareholders and 352,225 dissenting common shareholders. Subsequent to October 5, 2017, 90,000 common shareholders withdrew their dissent, and will be paid merger consideration with total value of $3.1 million in the first quarter of 2018.  As at December 31, 2017, the estimated obligation owing to the remaining dissenting shareholders of $116.7 million, including interest accrued at the Federal Reserve discount rate plus 5% compounded quarterly, has been recorded as a non-current liability on the consolidated balance sheet (note 17).

In the period October 5, 2017 to December 31, 2017, DigitalGlobe contributed revenue of $221.6 million and earnings before income taxes of $7.6 million. If the acquisition had occurred on January 1, 2017, management estimates that unaudited consolidated revenue would have been $2,307.9 million and unaudited consolidated net earnings would have been $41.7 million for the year ended December 31, 2017.  In determining these amounts, management has conformed DigitalGlobe’s historical financial results originally prepared under US Generally Accepted Accounting Principles to IFRS and has assumed that the fair value adjustments, determined provisionally, that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1, 2017.

The following table summarizes the fair value of the consideration transferred and the preliminary estimated fair values of the major classes of assets acquired and liabilities assumed at the acquisition date. The Company may adjust the preliminary purchase price allocation, as necessary, up to one year after the acquisition closing date as new information is obtained about facts and circumstances that existed as of the closing date. The fair value of satellite assets and intangible assets acquired has been determined using valuation techniques that require estimation of replacement costs, future net cash flows and discount rates. Changes in estimates and assumptions used could have a material impact on the amount of goodwill recorded and the amount of depreciation and amortization expense recognized in earnings for depreciable assets in future periods.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

October 5, 2017
Cash paid	$1,131.0
Shares issued	1,063.4
Merger consideration to be settled	3.1
Liability to dissenting shareholders	114.9
Issuance of replacement equity-settled awards	15.8
Purchase consideration	2,328.2

Assets
Cash and cash equivalents	$170.6
Trade and other receivables	142.2
Financial assets, other	13.4
Current tax assets	0.1
Non-financial assets	93.4
Property, plant and equipment	695.8
Definite life intangible assets	1,439.8
2,555.3
Liabilities
Trade and other payables	$83.2
Current tax liabilities	2.7
Provisions	1.4
Employee benefits	29.1
Non-financial liabilities	354.0
Deferred tax liabilities	149.6
Long-term debt	1,276.0
1,896.0

Fair value of net identifiable assets acquired	659.3

Goodwill	$1,668.9

Trade and other receivables comprise gross amounts due of $144.1 million, of which $1.9 million was estimated to be uncollectable at the acquisition date. Intangible assets have been determined on a provisional basis and relate primarily to customer relationships, backlog, technologies, trademarks, non-compete agreements, licenses, and an image library.

The goodwill is attributable mainly to the human capital of DigitalGlobe’s workforce, market presence and the synergies expected to be achieved from integrating DigitalGlobe with the Company’s existing capabilities. No goodwill is deductible for income tax purposes.

During the year ended December 31, 2017, the Company incurred costs of $59.9 million for investment banking fees, legal, tax, consulting and other acquisition and integration costs related to the DigitalGlobe transaction.  These costs have been recognized in other expense in the consolidated statement of earnings and in operating cash flows in the consolidated statement of cash flows.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

10.            Trade and other receivables:

	December 31,	December 31,
	2017	2016
Trade accounts receivable, net	$273.1	$175.9
Orbital receivables, current portion (note 14)	30.0	27.1
Other	45.1	28.1
	$348.2	$231.1

11.          Financial assets and liabilities, other:

(a)          Financial assets, other:

	December 31,	December 31,
	2017	2016
Restricted cash	$23.0	$25.2
Long-term investments	27.5	24.4
Short-term investments	0.8	5.8
Notes receivable	20.3	52.4
Derivative financial instruments	12.5	17.8
	84.1	125.6
Current portion	(16.3)	(64.7)
	$67.8	$60.9

(b)          Financial liabilities, other:

	December 31,	December 31,
	2017	2016
Non-trade payables	$23.8	$18.0
Derivative financial instruments	8.9	14.7
	32.7	32.7
Current portion	(18.9)	(17.3)
	$13.8	$15.4

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

12.          Maturities of certain current assets and liabilities:

The Company’s current assets and current liabilities include all assets and liabilities that mature within the Company’s operating cycle. The table below gives the maturity profile of certain current assets and current liabilities where the maturities extend beyond twelve months.

	Due within	Due after
December 31, 2017	one year	one year	Total
Construction contract assets	$104.5	$23.8	$128.3
Inventories	52.0	44.5	96.5
Non-financial assets	110.9	14.3	125.2
Non-financial liabilities	209.2	—	209.2
Construction contract liabilities	243.3	15.6	258.9

	Due within	Due after
December 31, 2016	one year	one year	Total
Construction contract assets	$85.3	$—	$85.3
Inventories	64.1	33.5	97.6
Non-financial assets	100.5	23.7	124.2
Non-financial liabilities	12.9	—	12.9
Construction contract liabilities	282.4	10.6	293.0

13.          Non-financial assets and liabilities:

(a)          Non-financial assets:

	December 31,	December 31,
	2017	2016
Advances to suppliers	$81.5	$110.3
Prepaid expenses	60.0	18.1
Deferred contract costs	20.0	—
Equity investment in joint ventures	27.4	—
	188.9	128.4
Current portion	(125.2)	(124.2)
	$63.7	$4.2

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

(b)          Non-financial liabilities:

	December 31,	December 31,
	2017	2016
Deferred revenue	$340.9	$11.9
Lease inducements	35.4	4.3
Lease liability acquired	6.7	9.9
Other	2.6	2.6
	385.6	28.7
Current portion	(209.2)	(12.9)
	$176.4	$15.8

14.          Orbital receivables:

Orbital receivables relate to performance incentives due under certain satellite construction contracts that are paid over the in-orbit life of the satellite. Orbital receivables are recognized as revenue on a percentage of completion basis during the construction period and are discounted to present value using discount rates ranging from 6% - 10% (2016 - 6% - 10%).  The expected timing of billing and collection of orbital receivables relating to launched and unlaunched satellites is shown in the following table:

	Carrying value
	Launched	Unlaunched	Total
2018	$30.0	$—	$30.0
2019	29.1	0.3	29.4
2020	35.7	1.7	37.4
2021	38.8	3.7	42.5
2022	41.8	5.9	47.7
Thereafter	219.2	48.0	267.2
Orbital receivables	394.6	59.6	454.2
Current portion (note 10)	(30.0)	—	(30.0)
December 31, 2017	$364.6	$59.6	$424.2
Orbital receivables	$367.9	$77.6	$445.5
Current portion (note 10)	(27.1)	—	(27.1)
December 31, 2016	$340.8	$77.6	$418.4

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

The expected timing of total contractual cash flows for all launched and unlaunched satellites including principal and interest payments is as follows:

Total
2018	$57.8
2019	60.2
2020	65.8
2021	66.6
2022	71.3
Thereafter	466.7
$788.4

During the year ended December 31, 2016, the Company signed a $400.0 million revolving securitization facility agreement with an international financial institution. Under the terms of the agreement, the Company may offer to sell eligible orbital receivables from time to time with terms of seven years or less of cash flows discounted to face value using prevailing market rates.

On September 30, 2016, as an initial drawdown under the facility, the Company sold orbital receivables with book value of $61.5 million for net proceeds of $69.2 million consisting of gross proceeds of $72.3 million less setup and transaction fees of $3.1 million. On December 15, 2016, the Company made a second drawdown under the facility and sold orbital receivables with book value of $50.6 million for net proceeds of $53.9 million consisting of gross proceeds of $54.6 million less transaction fees of $0.6 million. The orbital receivables that were securitized remain recognized on the balance sheet as the Company continues to service the orbital receivables and management has concluded, on the balance of facts and circumstances of the arrangement, that the Company has retained substantially all of the risks and rewards of ownership. The net proceeds received were initially recognized as a securitization liability on the balance sheet and are being subsequently measured at amortized cost using the effective interest rate method. As at December 31, 2017, the unamortized balance is $106.3 million. The securitized orbital receivables and securitization liability will be drawn down as payments are received from the customers and passed on to the international financial institution (note 23(d)). The Company continues to recognize orbital income on the orbital receivables that are subject to the securitization transactions.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

15.          Property, plant and equipment:

	Land and	Leasehold			Furniture	Computer
	buildings	improvements	Equipment	Satellites	and fixtures	hardware	Total
Cost
Balance as at December 31, 2015	$191.0	$31.7	$232.2	$—	$7.4	$43.9	$506.2
Additions	3.0	15.2	15.3	—	1.9	6.2	41.6
Disposals	—	(0.2)	(0.6)	—	(0.1)	(1.8)	(2.7)
Foreign currency translation	0.4	0.5	0.7	—	0.2	0.9	2.7
Balance as at December 31, 2016	194.4	47.2	247.6	—	9.4	49.2	547.8
Acquired from business combination (note 9)	0.5	42.0	35.0	577.9	1.2	39.2	695.8
Additions	2.3	15.7	24.9	6.3	0.3	8.8	58.3
Disposals	—	(0.1)	(0.3)	—	—	(1.7)	(2.1)
Foreign currency translation	1.0	1.0	1.4	—	0.3	2.8	6.5
Balance as at December 31, 2017	$198.2	$105.8	$308.6	$584.2	$11.2	$98.3	$1,306.3
Accumulated depreciation
Balance as at December 31, 2015	$11.1	$17.2	$89.0	$—	$5.1	$32.5	$154.9
Depreciation expense	4.0	3.2	21.8	—	0.7	4.3	34.0
Disposals	—	(0.2)	(0.5)	—	(0.1)	(1.8)	(2.6)
Foreign currency translation	0.1	0.2	0.4	—	0.1	0.7	1.5
Balance as at December 31, 2016	15.2	20.4	110.7	—	5.8	35.7	187.8
Depreciation expense	4.3	4.2	22.9	21.8	0.8	7.1	61.1
Disposals	—	(0.1)	(0.2)	—	—	(1.7)	(2.0)
Foreign currency translation	0.3	0.7	1.4	—	0.2	1.9	4.5
Balance as at December 31, 2017	$19.8	$25.2	$134.8	$21.8	$6.8	$43.0	$251.4
Net book value
December 31, 2017	$178.4	$80.6	$173.8	$562.4	$4.4	$55.3	$1,054.9
December 31, 2016	$179.2	$26.8	$136.9	$—	$3.6	$13.5	$360.0

Property, plant and equipment includes $119.6 million (December 31, 2016 - $43.6 million) of expenditures for property under construction.

The net book value of assets under finance leases are as follows:

	December 31,	December 31,
	2017	2016
Computer hardware	$5.2	$4.6
Furniture and fixtures	7.2	0.1
	$12.4	$4.7

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

Satellite constellation

At December 31, 2017, the Company operated a constellation of five in-orbit and fully commissioned satellites and had one satellite constellation under construction. The satellites were acquired in the DigitalGlobe acquisition (note 9) and were initially recognized at fair value as of the acquisition date of October 5, 2017 using a replacement cost approach. The net book value of each satellite is as follows:

		Satellites
	Satellites	under
As at December 31, 2017	in-orbit	construction	Total
Cost	$569.0	$15.2	$584.2
Accumulated depreciation	(21.8)	—	(21.8)
Net book value	$547.2	$15.2	$562.4

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

16.          Intangible assets and goodwill:

(a)          Finite life intangible assets are as follows:

			Technologies,
			including		Trademarks
	Customer		development		and
	relationships	Backlog	in-process	Software	trade names	Other(1)	Total
Cost
Balance as at December 31, 2015	$13.9	$—	$251.2	$110.1	$67.4	$9.0	$451.6
Purchase of intangible assets	—	—	—	12.3	—	—	12.3
Development of intangible assets	—	—	49.2	—	—	—	49.2
Disposals	—	—	(1.2)	(0.5)	—	—	(1.7)
Foreign currency translation	—	—	—	0.4	—	0.2	0.6
Balance as at December 31, 2016	13.9	—	299.2	122.3	67.4	9.2	512.0
Acquired from business combination (note 9)	608.2	331.0	317.8	46.0	36.8	100.0	1,439.8
Purchase of intangible assets	—	—	—	30.7	—	—	30.7
Development of intangible assets	—	—	56.0	—	—	—	56.0
Disposals	—	—	—	(0.2)	—	—	(0.2)
Foreign currency translation	0.1	—	—	2.5	—	0.5	3.1
Balance as at December 31, 2017	$622.2	$331.0	$673.0	$201.3	$104.2	$109.7	$2,041.4
Accumulated amortization
Balance as at December 31, 2015	$3.7	$—	$61.3	$55.8	$10.7	$6.7	$138.2
Amortization Expense	1.1	—	24.0	14.3	3.4	0.7	43.5
Disposals	—	—	(1.3)	(0.5)	—	—	(1.8)
Foreign currency translation	—	—	—	0.4	—	0.1	0.5
Balance as at December 31, 2016	4.8	—	84.0	70.0	14.1	7.5	180.4
Amortization expense	11.5	23.3	39.1	17.0	4.3	10.8	106.0
Disposals	—	—	—	(0.2)	—	—	(0.2)
Foreign currency translation	0.1	—	—	1.3	—	0.4	1.8
Balance as at December 31, 2017	$16.4	$23.3	$123.1	$88.1	$18.4	$18.7	$288.0
Net book value
December 31, 2017	$605.8	$307.7	$549.9	$113.2	$85.8	$91.0	$1,753.4
December 31, 2016	$9.1	$—	$215.2	$52.3	$53.3	$1.7	$331.6

(1)	Other intangible assets is comprised of the following finite life intangible assets: licenses, image library and non-compete agreements.

Borrowing costs of $4.9 million (2016 - $2.8 million) were capitalized as development in-process intangible assets during the year. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization ranged from 3.4% - 4.6% (2016 - 3.3% - 3.8%).

For the year ended December 31, 2017, the Company expensed research and non-capitalizable development costs of $109.4 million(2016 - $95.4 million) in direct costs, selling, general and administration.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

(b)          Goodwill as at December 31, 2017 is as follows:

	Space
	Systems	Imagery	Services	Total
Balance as at December 31, 2015	$622.8	$26.8	$47.4	$697.0
Foreign currency translation	2.3	0.2	—	2.5
Balance as at December 31, 2016	625.1	27.0	47.4	699.5
Goodwill on acquisition of DigitalGlobe (note 9)	142.9	1,399.8	126.2	1,668.9
Foreign currency translation	5.6	0.4	—	6.0
Balance as at December 31, 2017	$773.6	$1,427.2	$173.6	$2,374.4

(c)          Goodwill impairment:

As a result of changes to the Company's operating segments (see note 5), the Company was required to reassess its cash-generating units (CGU's) and the level at which goodwill is monitored for impairment testing purposes. The Company determined that it will perform goodwill impairment testing based on three groups of CGU's representing its three operating segments as this is the lowest level at which management monitors goodwill. Goodwill has been reallocated to the three operating segments based on a relative fair value methodology. As a result, goodwill arising on the acquisition of DigitalGlobe of $1,668.9 million has been allocated to the Imagery segment ($1,399.8 million), Services segment ($126.2 million) and Space Systems segment ($142.9 million) based on the results of a preliminary purchase price allocation. The goodwill arising from the DigitalGlobe acquisition that has been allocated to the Space Systems segment relates to the fair value of revenue and cost synergies that are expected to benefit Space Systems operations. A portion of the goodwill related to the former Surveillance and Intelligence segment of approximately $16.5 million has been reallocated to the Imagery and Services segments based on the relative fair value of the business units transferred.

The Company performs a goodwill impairment test annually and whenever there is an indication of impairment.  In 2017, the Company changed the timing of its annual goodwill impairment test to the fourth quarter as a result of the reallocation of its operating segments following the acquisition of DigitalGlobe and to better align with its revised internal financial budgeting cycle.  The Company previously performed its goodwill impairment test annually on September 30.  In 2017, the Company performed a qualitative assessment on September 30 and no indicators of impairment were noted. As part of the reallocation of goodwill due to the change in the composition of our operating segments, the Company performed an impairment test in the fourth quarter of 2017 both before and after the reallocation. No impairment of goodwill was identified as a result of the Company’s most recent impairment tests.

The key assumptions used in performing the impairment tests are as follows:

			Perpetual
Segment	Valuation method	Discount rate	growth rate
Space Systems	Value in use	7.5%	2.0%
Imagery	Value in use	10.3%	2.0%
Services	Value in use	10.3%	3.0%

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

•	Recoverable amount:

Management’s past experience and future expectations of the business performance are used to make a best estimate of the expected revenue, earnings before interest, taxes, depreciation and amortization, and operating cash flows for a five year period.

•	Discount rate:

The discount rate applied is a pre-tax rate that reflects the time value of money and risk associated with the business.

•	Perpetual growth rate:

The perpetual growth rate is management’s current assessment of the long-term growth prospect of the Company in the jurisdictions in which it operates.

•	Sensitivity analysis:

Management performs sensitivity analysis on the key assumptions. Sensitivity analysis indicates reasonable changes to key assumptions will not result in an impairment loss.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

17.          Provisions:

	Warranty		Liability to
	and after-	Restructuring	dissenting
	sale service (a)	costs (b)	shareholders (c)	Others (d)	Total
Balance as at December 31, 2015	$28.7	$6.4	$—	$3.0	$38.1
Provisions made	6.8	3.7	—	—	10.5
Provisions used	(2.1)	(8.5)	—	(0.6)	(11.2)
Provisions reversed	—	(0.1)	—	—	(0.1)
Unwinding of discount	0.4	—	—	0.2	0.6
Foreign currency translation	—	—	—	—	—
Balance as at December 31, 2016	$33.8	$1.5	$—	$2.6	$37.9
Provisions made	7.2	13.7	118.3	4.6	143.8
Provisions acquired	—	—	—	1.4	1.4
Provisions used	(2.0)	(12.7)	—	(0.9)	(15.6)
Provisions reversed	—	(0.2)	—	—	(0.2)
Unwinding of discount	0.4	—	—	0.1	0.5
Foreign currency translation	—	—	—	0.2	0.2
Balance as at December 31, 2017	$39.4	$2.3	$118.3	$8.0	$168.0
December 31, 2017:
Current	$3.6	$2.3	$1.6	$1.2	$8.7
Non-current	35.8	—	116.7	6.8	159.3
	$39.4	$2.3	$118.3	$8.0	$168.0
December 31, 2016:
Current	$3.2	$1.5	$—	$—	$4.7
Non-current	30.6	—	—	2.6	33.2
	$33.8	$1.5	$—	$2.6	$37.9

(a)	Warranty and after-sale service provisions relate to obligations under commercial satellite construction contracts.
(b)	Restructuring provisions relate to costs associated with enterprise improvement initiatives for satellite manufacturing operations.
(c)

Liability to dissenting shareholders is related to the estimated amount owed to dissenting shareholders, including those shareholders who subsequently withdrew their dissent, of the DigitalGlobe transaction including interest (see notes 9&27(d)).

(d)	Other provisions relate to obligations under premise leases and restoration costs for premise leases with terms that expire between 2019 and 2023.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

18.          Employee benefits:

(a)          Employee benefit liabilities:

	December 31,	December 31,
	2017	2016
Salary and benefits payable	$112.7	$80.7
Share-based payment plans	13.7	5.3
Pension and other post-retirement benefits	215.1	241.5
Employee benefits	341.5	327.5
Current portion	(123.9)	(89.4)
	$217.6	$238.1

(b)          Pension plans:

The Company maintains various pension plans covering a portion of its employees. The defined benefit plans provide pension benefits based on various factors including earnings and length of service.

The majority of the plans are funded and the Company’s funding requirements are based on each of the plans’ actuarial measurement framework as established by the plan agreements or applicable laws. Employees are required to contribute to some of the funded plans. The total estimated contributions expected to be paid to the plans in the year ending December 31, 2018 are $16.2 million.

The funded plans’ assets are legally separated from the Company and are held by an independent trustee. The trustee is responsible for ensuring that the funds are protected as per applicable laws.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

Movement in net defined benefit liability:

	Defined benefit		Fair value		Net defined benefit
	obligation		of plan assets		liability (asset)
	2017	2016	2017	2016	2017	2016
Defined benefit obligation as at January 1,	$614.4	$626.6	$(437.3)	$(457.9)	$177.1	$168.7
Included in earnings:
Current service cost	6.0	6.0	—	—	6.0	6.0
Past service costs	0.1	0.1	—	—	0.1	0.1
Liabilities extinguished/ assets distributed on settlement	—	(28.5)	—	23.7	—	(4.8)
Interest cost (income)	23.3	25.9	(16.4)	(19.0)	6.9	6.9
	29.4	3.5	(16.4)	4.7	13.0	8.2
Included in other comprehensive income:
Actuarial loss (gain) arising from:
- financial assumptions	36.5	28.6	—	—	36.5	28.6
- demographic assumptions	(4.6)	(9.3)	—	—	(4.6)	(9.3)
- experience adjustment	6.0	(2.5)	—	—	6.0	(2.5)
Return on plan assets excluding interest income	—	—	(42.1)	(6.8)	(42.1)	(6.8)
Foreign exchange adjustment	5.2	2.0	(5.4)	(2.2)	(0.2)	(0.2)
	43.1	18.8	(47.5)	(9.0)	(4.4)	9.8
Other:
Employer contributions	—	—	(9.3)	(9.6)	(9.3)	(9.6)
Plan participant contributions	0.4	0.4	(0.4)	(0.4)	—	—
Benefit payments	(32.5)	(34.9)	32.5	34.9	—	—
	(32.1)	(34.5)	22.8	24.9	(9.3)	(9.6)
Defined benefit obligation as at December 31,	$654.8	$614.4	$(478.4)	$(437.3)	$176.4	$177.1

In the fourth quarter of 2016, the Company amended a defined benefit pension plan at one of its operating divisions by offering eligible terminated vested participants the option to select a lump-sum payout instead of scheduled payments over the retirement period. As at December 31, 2016, 44% of eligible participants selected the option and accordingly, the Company recognized a gain on settlement of $4.8 million immediately in earnings in the fourth quarter of 2016, with an offsetting reduction to net defined employee benefit liabilities. These measurements were based on actuarial assumptions in effect as of December 31, 2016, including an updated discount rate of 3.9%. The expense is recognized in direct costs, selling, general and administration in the statement of earnings.

The expense is recognized in direct costs, selling, general and administration in the statement of earnings.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

Plan assets comprise:

	December 31,	December 31,
	2017	2016
Cash and cash equivalents	$6.0	$3.4
Canadian equity securities	18.8	18.0
U.S. equity securities	13.6	13.0
Global equity securities	0.5	0.4
Government bonds	7.8	6.7
Corporate bonds	6.5	7.0
Pooled fund units:
Equity funds	264.4	221.9
Fixed income funds	152.9	159.2
Real estate funds	7.9	7.7
Total pension plan assets	$478.4	$437.3

(c)          Other post-retirement plans:

The Company also provides for other post-retirement benefits, comprised of extended health benefits, dental care and life insurance covering a portion of its employees in Canada and the United States. The cost of these benefits is funded primarily out of general revenues. The plan assets for the funded plan consist primarily of money market instruments. The total estimated contributions expected to be paid to the plans, including the net benefit payments to be made in respect to unfunded plans, for the year ending December 31, 2018 are $1.9 million.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

Movement in net defined benefit liability:

	Defined benefit		Fair value		Net defined benefit
	obligation		of plan assets		liability (asset)
	2017	2016	2017	2016	2017	2016
Defined benefit obligation as at January 1,	$64.4	$65.7	$—	$(0.4)	$64.4	$65.3
Included in earnings:
Current service cost	0.4	0.9	—	—	0.4	0.9
Past service costs	(25.8)	(1.9)	—	—	(25.8)	(1.9)
Interest cost (income)	2.3	2.6	—	—	2.3	2.6
	(23.1)	1.6	—	—	(23.1)	1.6
Included in other comprehensive income:
Actuarial loss (gain) arising from:
- financial assumptions	1.5	1.5	—	—	1.5	1.5
- demographic assumptions	(0.2)	1.7	—	—	(0.2)	1.7
- experience adjustment	(3.2)	(4.5)	—	—	(3.2)	(4.5)
Return on plan assets excluding interest income	—	—	—	—	—	—
Foreign exchange adjustment	1.4	0.6	—	—	1.4	0.6
	(0.5)	(0.7)	—	—	(0.5)	(0.7)
Other:
Employer contributions	—	—	(2.1)	(2.1)	(2.1)	(2.1)
Plan participant contributions	0.2	0.3	(0.2)	—	—	0.3
Benefit payments	(2.3)	(2.5)	2.3	2.5	—	—
	(2.1)	(2.2)	—	0.4	(2.1)	(1.8)
Defined benefit obligation as at December 31,	$38.7	$64.4	$—	$—	$38.7	$64.4

In the fourth quarter of 2017, the Company amended a defined benefit post-retirement plan at one of its operating divisions by eliminating employer paid subsidies toward retiree medical benefits as of December 31, 2017. The Company recognized a gain on settlement of $24.6 million immediately in earnings in the fourth quarter of 2017, with an offsetting reduction to net defined employee benefit liabilities. These measurements were based on actuarial assumptions in effect as of December 31, 2017, including an updated discount rate of 3.42%. The expense is recognized in direct costs, selling, general and administration in the statement of earnings.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

(d)          Actuarial assumptions:

The following represents the weighted-average of the principle actuarial assumptions used in calculating the defined benefit obligations at the reporting date.

	December 31,	December 31,
	2017	2016
Discount rate	3.4%	3.9%
Future salary increases	3.25% - 3.75%	3.5%
Health care trends	6.75%	4.5%
Longevity at age 65 for current pensioners:
Males	20.9	20.9
Females	22.9	23.0
Longevity at age 65 for current pensioners aged 45:
Males	22.4	22.4
Females	24.3	24.5

As at December 31, 2017, the weighted-average duration of the defined benefit obligation was 13.1 years (December 31, 2016 - 12.9 years).

(e)          Sensitivity analysis:

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligations by the amounts shown below.

	Increase	Decrease
As at December 31, 2017	of 1%	of 1%
Discount rate	$(78.3)	$96.6
Future salary growth	0.2	(0.2)
Health care trends rate	3.2	(2.5)
Future mortality	(2.1)	2.1

(f)           Defined contribution plans:

The Company maintains defined contribution plans for some of its employees whereby the Company pays contributions based on a percentage of the employees’ annual salary. For the year ended December 31, 2017, the Company recorded an expense of $15.2 million (2016 - $14.1 million) related to these plans.

The Company’s former Executive Vice President and Chief Financial Officer’s employment agreement includes post-employment benefits that will be paid on or after retirement. The Company will contribute $ 4.2 million (C$ 5.3 million) to a trust which the employee is the primary beneficiary, in equal quarterly amounts of $0.4 million (C$ 0.5 million), over an eleven quarter term commencing October 1, 2016. For the year ended December 31, 2017, the Company recorded an expense of $1.5 million (2016 - $0.4 million) related to these benefits.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

19.          Long-term debt:

	December 31,	December 31,
	2017	2016
Syndicated credit facilities:
Revolving loan payable	$454.0	$241.5
Revolving loan payable in Canadian dollars (December 31, 2017 - C$nil; December 31, 2016 - C$25.0 million)	—	18.6
Operating loan payable in Canadian dollars (December 31, 2017 - C$51.0 million; December 31, 2016 - C$nil)	40.6	—
Term Loan A	500.0	—
Term Loan B	2,000.0	—
Senior term notes payable:
2024 Term Notes	—	236.3
2017 Term Notes	—	100.0
Financing fees	(52.4)	(0.4)
Obligations under finance leases	18.8	4.7
Total long-term debt	2,961.0	600.7
Current portion	(18.1)	(101.9)
Non-current portion	$2,942.9	$498.8

On October 5, 2017, in connection with the acquisition of DigitalGlobe, the Company entered into a $3.75 billion senior secured syndicated credit facility (the “Syndicated Credit Facility”). The Syndicated Credit Facility is comprised of: (i) a four year senior secured first lien revolving credit facility in an aggregate principal amount of $1.15 billion and a four year senior secured first lien operating facility in an aggregate principal amount of $100.0 million (collectively, the “Revolving Credit Facilities”), (ii) a senior secured first lien term A facility (“Term Loan A”) in an aggregate principal amount of $500.0 million consisting of a $250.0 million tranche with a three year maturity and a $250.0 million tranche with a four year maturity, and (iii) a seven year senior secured first lien term B facility (“Term Loan B”) in an aggregate principal amount of $2.0 billion. The net proceeds of the Syndicated Credit Facility were used, along with cash on hand, to consummate the acquisition of DigitalGlobe, to refinance all amounts outstanding under the Company’s existing syndicated credit facility and senior term loans, to repay DigitalGlobe’s outstanding indebtedness, to pay transaction fees and expenses, to fund working capital and for general corporate purposes.

Loans under the Revolving Credit Facility are available in U.S. dollars and, in respect of the operating facility, at the option of the Company, in Canadian dollars.  Term Loan A and Term Loan B are repayable in U.S. dollars. Borrowings under the Revolving Credit Facility and Term Loan A bear interest at a rate equal to U.S. Libor (for U.S. dollar borrowings) and CDOR or Canadian Bankers’ Acceptances (for Canadian dollar borrowings), plus a margin of 1.2% - 3.0% per annum, based on the Company’s total leverage ratio.  Term Loan B bears interest at U.S. Libor plus 2.75% per annum.  The Revolving Credit Facility and Term Loan A are payable at maturity.  Term Loan B will amortize in equal quarterly installments in aggregate annual amounts equal to 1% of the original principal amount of the loan, with the final balance payable at maturity.  The Revolving Credit Facility, Term Loan A, and Term Loan B may be repaid by the Company, in whole or in part, together with accrued interest, without premium or penalty, with the exception of a 1% soft call prepayment premium on Term Loan B, applicable during the first six months of the loan.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

The Syndicated Credit Facility is guaranteed by the Company and certain designated subsidiaries of the Company.  The security for the Syndicated Credit Facility, subject to customary exceptions, will include substantially all the tangible and intangible assets of the Company and its subsidiary guarantors.  The Company is required to make mandatory prepayments of the outstanding principal and accrued interest upon the occurrence of certain events and to the extent of a specified percentage of annual excess cash flow that is not reinvested or used for other specified purposes.  The Syndicated Credit Facility is subject to customary affirmative and negative covenants, default provisions, representations and warranties and other terms and conditions.

The Revolving Credit Facility includes an aggregate $200.0 million sub limit under which letters of credit can be issued.  As of December 31, 2017, the Company also had in place a total of $125.0 million in letter of credit facilities with major banks.

As at December 31, 2016, the Company had certain amounts owing under its previous syndicated credit facility, a twelve year senior secured note purchase agreement for $250.0 million (the “2024 Term Notes”), and a long term debt agreement for $100.0 million (the “2017 Term Notes”).  On February 22, 2017, the Company repaid in full at maturity $100.0 million to settle the 2017 Term Notes. On February 28, 2017, the Company repaid $10.2 million of principal of its 2024 Term Notes in connection with a drawdown under its revolving securitization facility agreement.  On October 5, 2017, the Company’s previous syndicated credit facility and 2024 Term Notes were fully repaid, in addition to a make-whole premium of $20.0 million, concurrent with the borrowings under the Syndicated Credit Facility.

Annual contractual principal repayments on long-term debt, net of financing fees, as at December 31, 2017 are as follows:

	Term	Syndicated	Finance
	Notes	credit facility	leases	Total
Less than one year	$—	$11.4	$6.7	$18.1
Between one and five years	494.6	548.5	12.1	1,055.2
More than five years	—	1,887.7	—	1,887.7
	$494.6	$2,447.6	$18.8	$2,961.0

20.          Shareholders’ equity:

Share capital:

Authorized:

Unlimited number of common shares with no par value

Unlimited number of preferred shares, issuable in series, convertible to common shares

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

Common shares issued and fully paid:

	Number
	of shares	Amount
Balance as at December 31, 2015	36,227,952	$455.8
Common shares issued under employee share purchase plan (note 22(a))	66,466	4.1
Common shares issued upon exercise of share-based compensation awards (note 22(b))	83,860	7.0
Balance as at December 31, 2016	36,378,278	466.9
Common shares issued as part of acquisition consideration of DigitalGlobe, net of share issuance costs (note 9)	19,644,240	1,071.1
Common shares issued under employee share purchase plan (note 22(a))	83,453	4.5
Common shares issued upon exercise of share-based compensation awards (note 22(b)&(c))	105,595	7.8
Balance as at December 31, 2017	56,211,566	$1,550.3

The following dividends were declared and paid by the Company:

	For the year ended
	December 31,
	2017	2016
C$1.48 per common share (2016 - C$1.48)	$47.4	$41.0

21.          Earnings per common share:

The following table outlines the calculation of basic earnings per common share:

	For the year ended
	December 31,
	2017	2016
Net earnings	$100.4	$105.6
Weighted average number of common shares outstanding	41,140,321	36,306,880
Deferred share units outstanding	68,007	70,476
Weighted average number of common shares outstanding - basic	41,208,328	36,377,356
Earnings per common share - basic	$2.44	$2.90

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

The following table outlines the calculation of diluted earnings per common share:

	For the year ended
	December 31,
	2017	2016
Net earnings - basic	$100.4	$105.6
Effect of potentially dilutive share appreciation rights	—	(2.4)
Net earnings - dilutive	100.4	103.2
Weighted average number of common shares outstanding - basic	41,208,328	36,377,356
Effect of potentially dilutive share appreciation rights	24,743	140,136
Effect of restricted share units	76,810	—
Weighted average number of common shares outstanding - diluted	41,309,881	36,517,492
Earnings per common share - diluted	$2.43	$2.83

As at December 31, 2017, 4,501,000 share appreciation rights (December 31, 2016 - 3,665,000) were excluded from the diluted weighted average number of ordinary shares calculation because their effect would have been anti-dilutive.

22.          Share-based payment plans:

(a)          Employee share purchase plan:

On October 1, 2001, the Company implemented an employee share purchase plan. Under this plan, the Company may issue 1,500,000 common shares to its employees. The maximum number of common shares that may be issued under the plan in any one year is 300,000. Under the terms of the plan, employees can purchase shares of the Company at 85% of the market value of the shares. Employees can allocate a maximum of 10% of their salary to the plan to a maximum of C$20,000.00 per annum. For the year ended December 31, 2017, 83,453 (2016 - 66,466) common shares were issued at an average price of C$59.58 (2016 - C$70.56) under the employee share purchase plan.

(b)          Share appreciation rights:

The Company awards share appreciation rights (“SARs”) to certain employees under its share-based compensation plans. Certain awards issued under the 2013 through 2017 and Omnibus Equity Incentive plans remain outstanding as at December 31, 2017. The SARs issued under the 2013 through 2016 plans vest over a period of three years, in the amount of one-third each year, and expire five years from their grant date. The SARs issued under the 2017 and Omnibus Equity Incentive plans vest over a period of four years, in the amount of one-quarter each year, and expire ten years from their grant date. The Company, at its sole discretion, has the ability to settle the SARs in cash or shares of the Company.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

 (i)           SARs accounted for as cash-settled awards:

A summary of the SARs accounted for as cash-settled awards for the years ended December 31, 2017 and 2016 are presented below:

	2017			2016
		Weighted			Weighted
		average			average
	Number	exercise price		Number	exercise price
	of SARs	per SAR		of SARs	per SAR
SARs outstanding, beginning of year	3,031,760	C$	79.64	2,103,627	C$	80.39
SARs issued	25,523		68.56	1,135,266		75.48
SARs exercised	(227,633)		54.54	(147,665)		54.06
SARs cancelled	(190,793)		81.53	(59,468)		90.06
SARs outstanding, end of year	2,638,857	C$	81.56	3,031,760	C$	79.64
SARs exercisable, end of year	1,651,216	C$	83.61	1,323,249	C$	78.92

The following table summarizes information about outstanding SARs accounted for as cash-settled awards:

	As at December 31, 2017
	SARs outstanding				SARs exercisable
		Weighted	Weighted			Weighted	Weighted
		average	average			average	average
		remaining	exercise			remaining	exercise
	Number	contractual	price per		Number	contractual	price per
Prices per share	of SARs	life (in years)	SAR		of SARs	life (in years)	SAR
C$56.95 to C$70.46	612,364	7.7	C$	66.65	195,833	5.6	C$	66.15
C$71.25 to C$82.73	825,143	1.9		82.02	608,331	1.4		81.97
C$83.60 to C$90.48	863,475	2.5		86.82	621,825	2.3		86.92
C$93.30 to C$97.93	337,875	2.4		94.07	225,227	2.4		94.07
	2,638,857	3.5	C$	81.57	1,651,216	2.4	C$	83.61

	As at December 31, 2016
	SARs outstanding				SARs exercisable
		Weighted	Weighted			Weighted	Weighted
		average	average			average	average
		remaining	exercise			remaining	exercise
	Number	contractual	price per		Number	contractual	price per
Prices per share	of SARs	life (in years)	SAR		of SARs	life (in years)	SAR
C$40.61 to C$51.95	123,592	0.6	C$	48.58	123,592	0.6	C$	48.58
C$56.95 to C$69.73	738,579	7.8		65.92	161,005	1.1		62.54
C$78.54 to C$82.73	887,472	2.8		82.10	554,515	1.9		81.86
C$83.60 to C$90.48	923,242	3.5		86.82	364,546	3.1		87.00
C$92.13 to C$97.93	358,875	3.4		94.06	119,591	3.4		94.06
	3,031,760	4.2	C$	79.64	1,323,249	2.1	C$	78.92

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

(ii)          SARs accounted for as equity-settled awards:

A summary of the SARs accounted for as equity-settled awards for the years ended December 31, 2017 and 2016 are presented below:

	2017			2016
		Weighted			Weighted
		average			average
	Number	exercise price		Number	exercise price
	of SARs	per SAR		of SARs	per SAR
SARs outstanding, beginning of year	3,161,657	C$	78.04	2,233,299	C$	81.18
SARs issued	499,339		75.32	1,161,900		68.09
SARs exercised	(201,155)		63.07	(189,708)		53.65
SARs cancelled	(121,693)		76.02	(43,834)		80.08
SARs outstanding, end of year	3,338,148	C$	78.61	3,161,657	C$	78.04
SARs exercisable, end of year	1,812,010	C$	83.50	1,395,572	C$	82.70

The following table summarizes information about outstanding SARs accounted for as equity-settled awards:

	As at December 31, 2017
	SARs outstanding				SARs exercisable
		Weighted	Weighted			Weighted	Weighted
		average	average			average	average
		remaining	exercise			remaining	exercise
	Number	contractual	price per		Number	contractual	price per
Prices per share	of SARs	life (in years)	SAR		of SARs	life (in years)	SAR
C$65.82 to C$69.86	1,216,810	9.0	C$	66.64	211,750	8.9	C$	66.72
C$72.33 to C$85.82	1,347,504	3.7		83.98	847,093	1.9		83.72
C$87.70 to C$95.67	773,834	1.9		88.05	753,167	1.9		87.96
	3,338,148	5.2	C$	78.60	1,812,010	2.7	C$	83.50

	As at December 31, 2016
	SARs outstanding				SARs exercisable
		Weighted	Weighted			Weighted	Weighted
		average	average			average	average
		remaining	exercise			remaining	exercise
	Number	contractual	price per		Number	contractual	price per
Prices per share	of SARs	life (in years)	SAR		of SARs	life (in years)	SAR
C$40.61 to C$66.72	1,179,971	9.2	C$	65.45	94,071	0.8	C$	51.22
C$71.22 to C$85.82	1,202,352	3.1		83.89	774,845	2.6		83.00
C$87.70 to C$95.67	779,334	2.9		88.05	526,656	2.9		87.89
	3,161,657	5.3	C$	78.04	1,395,572	2.6	C$	82.70

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

(c)           Restricted share units:

In 2017, the Company issued restricted share units (“RSUs”) to certain employees under a new Omnibus Equity Incentive Plan.  The RSUs vest over a period of three years, in the amount of one-third each year, and are equity-settled on the vesting date.

As part of the acquisition of DigitalGlobe, the Company provided replacement RSUs for a certain portion of the unvested RSU’s previously granted to DigitalGlobe employees. The replacement RSU’s will continue to vest over the next four years, based on the terms of the original plan.

A summary of the RSUs and replacement RSUs as at December 31, 2017 and changes during the year are presented below:

	RSUs				Replacement RSUs
		Weighted				Weighted
		average				average
		remaining	Weighted			remaining	Weighted
		vesting	average			vesting	average
	Number	period	grant date		Number	period	grant date
	of RSUs	(in years)	fair value		of RSUs	(in years)	fair value
RSUs outstanding, beginning of year	—	—	C$	—	—	—	$—
RSUs granted	590,663	3.0		79.68	—	—	—
RSUs acquired (note 9)	—	—		—	592,038	1.3	54.57
RSUs vested	—	—		—	(100,269)	—	54.57
RSUs cancelled	—	—		—	(21,668)	—	54.57
RSUs outstanding, end of year	590,663	3.0	C$	79.68	470,101	1.3	$54.57

(d)          Share matching program:

The Company maintains a share matching program, where certain executives are granted one common share of the Company for every three common shares of the Company that they purchase and hold for a consecutive period of three years. Common shares are purchased on the open market to satisfy obligations under the share matching program and are expensed as share-based compensation in the statement of earnings.

(e)          Deferred share units:

The Company maintains a deferred share units (“DSUs”) plan whereby the Company’s independent directors receive some or all of their annual retainers in DSUs. DSUs are granted at a price equal to the closing price of the common shares on the day before the date of grant. The DSUs are settled in equity at retirement at the closing price of the common shares of the Company on the retirement date of the director.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

A summary of the DSUs as at December 31, 2017 and 2016 and changes during the year are presented below:

	2017			2016
		Weighted			Weighted
		average			average
	Number	issue price		Number	issue price
	of DSUs	per DSU		of DSUs	per DSU
DSUs outstanding, beginning of year	62,099	C$	44.93	79,867	C$	40.81
DSUs issued	18,042		69.24	8,756		81.36
DSUs redeemed	(681)		81.42	(26,524)		44.56
DSUs outstanding, end of year	79,460	C$	50.13	62,099	C$	44.93

(f)          Total share-based compensation expense:

Total share-based compensation expense from all forms of share-based payment plans for the year ended December 31, 2017 was an expense of $57.9 million (2016 - $14.7 million). The details are as follows:

	For the year ended
	December 31,
	2017	2016
Share appreciation rights:
Cash-settled	$12.2	$(5.2)
Equity-settled	7.8	6.9
Restricted stock units:
Equity-settled	2.9	—
Deferred share units:
Equity-settled	0.9	0.4
Executive compensation settlement (note 8)	—	11.9
Accelerated vesting of share-based payment awards (note 9)	33.1	—
Share matching program	0.3	0.1
Employee share purchase plan	0.7	0.6
	$57.9	$14.7

(g)           Intrinsic value:

The intrinsic value of a share-based payment award is the positive difference between the market price of the Company’s share and the exercise price of the award. As at December 31, 2017, the intrinsic value of vested cash-settled share-based payment awards was $2.3 million (December 31, 2016 - $2.3 million).

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

(h)          Valuation of cash-settled SARs:

The fair value of the SARs were estimated at each reporting period using the Black-Scholes option pricing model with the following assumptions:

	December 31,				December 31,
	2017				2016
Risk-free interest rate	1.7%	-	1.9%		0.7%	-	1.4%
Dividend yield			1.8%				2.2%
Expected award lives	1	-	78	months	1	-	84	months
Volatility	14%	-	25%		20%	-	26%

(i)          Valuation of equity-settled SARs, RSUs and DSUs:

The fair value of equity-settled SARs, RSUs and DSUs were estimated on the date of the grant or the date of accounting reclassification using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	0.6%	-	1.9%
Dividend yield	1.5%	-	2.2%
Expected award lives	5	-	84	months
Volatility	17%	-	25%

23.          Financial instruments and fair value disclosures:

Refer to significant accounting policy note 3(i).

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

(a)          Financial instruments by category:

The classification of financial instruments and their carrying amounts are as follows:

As at December 31, 2017:

	Financial	Derivative
	assets at	instruments		Available-for-
	fair value	in a qualifying		sale
	through	hedging	Loans and	financial		Total carrying
	earnings	relationship	receivables	assets	Other	amount
Financial assets:
Current:
Cash and cash equivalents	$—	$—	$19.1	$—	$—	$19.1
Trade and other receivables:
Trade accounts receivable	—	—	273.1	—	—	273.1
Orbital receivables	—	—	30.0	—	—	30.0
Other receivables	—	—	8.9	—	36.2	45.1
	—	—	312.0	—	36.2	348.2
Financial assets, other:
Short-term investments	—	—	—	0.8	—	0.8
Notes receivable	—	—	0.2	—	—	0.2
Derivative financial instruments	7.1	2.5	—	—	—	9.6
Restricted cash	—	—	5.7	—	—	5.7
	7.1	2.5	5.9	0.8	—	16.3
Non-current:
Orbital receivables	—	—	424.2	—	—	424.2
Financial assets, other:
Notes receivable	—	—	20.2	—	—	20.2
Derivative financial instruments	1.6	1.3	—	—	—	2.9
Long-term investments	—	—	—	27.4	—	27.4
Restricted cash	—	—	17.3	—	—	17.3
	1.6	1.3	37.5	27.4	—	67.8

As at December 31, 2017, included in long-term investments is an investment of $26.1 million (C$32.7 million) (December 31, 2016 - $24.4 million (C$32.7 million)) in unquoted equity securities in an entity over which the

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

Company does not have significant influence. The fair value of these unquoted equity securities cannot be reliably determined due to the lack of an active market and are carried at cost.

	Financial	Derivative
	liabilities at	instruments
	fair value	in a qualifying	Other
	through	hedging	financial	Total carrying
	earnings	relationship	liabilities	amount
Financial liabilities:
Current:
Trade and other payables	$—	$—	$236.9	$236.9
Financial liabilities, other:
Non-trade payables	—	—	12.1	12.1
Derivative financial instruments	5.4	1.4	—	6.8
	5.4	1.4	12.1	18.9
Securitization liability	—	—	15.5	15.5
Long-term debt:
Current portion of long-term debt	—	—	11.4	11.4
Obligations under finance leases	—	—	6.7	6.7
	—	—	18.1	18.1
Non-current:
Financial liabilities, other:
Non-trade payables	—	—	11.7	11.7
Derivative financial instruments	1.4	0.7	—	2.1
	1.4	0.7	11.7	13.8
Securitization liability	—	—	90.8	90.8
Long-term debt:
Long-term debt	—	—	2,930.9	2,930.9
Obligations under finance leases	—	—	12.0	12.0
	—	—	2,942.9	2,942.9

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

As at December 31, 2016:

	Financial	Derivative
	assets at	instruments		Available-for-
	fair value	in a qualifying		sale
	through	hedging	Loans and	financial		Total carrying
	earnings	relationship	receivables	assets	Other	amount
Financial assets:
Current:
Cash and cash equivalents	$—	$—	$14.1	$—	$—	$14.1
Trade and other receivables:
Trade accounts receivable	—	—	175.9	—	—	175.9
Orbital receivables	—	—	27.1	—	—	27.1
Other receivables	—	—	5.7	—	22.4	28.1
	—	—	208.7	—	22.4	231.1
Financial assets, other:
Short-term
investments	—	—	—	5.8	—	5.8
Notes receivable	—	—	38.5	—	—	38.5
Derivative financial instruments	6.1	5.7	—	—	—	11.8
Restricted cash	—	—	8.6	—	—	8.6
	6.1	5.7	47.1	5.8	—	64.7
Non-current:
Orbital receivables	—	—	418.4	—	—	418.4
Financial assets, other:
Notes receivable	—	—	14.0	—	—	14.0
Derivative financial instruments	3.7	2.2	—	—	—	5.9
Long-term investments	—	—	—	24.4	—	24.4
Restricted cash	—	—	16.6	—	—	16.6
	3.7	2.2	30.6	24.4	—	60.9

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

	Financial	Derivative
	liabilities at	instruments
	fair value	in a qualifying	Other
	through	hedging	financial	Total carrying
	earnings	relationship	liabilities	amount
Financial liabilities:
Current:
Bank overdraft	$—	$—	$17.9	$17.9
Trade and other payables	—	—	186.0	186.0
Financial liabilities, other:
Non-trade payables	—	—	5.4	5.4
Derivative financial instruments	8.8	3.1	—	11.9
	8.8	3.1	5.4	17.3

Securitization liability	—	—	14.9	14.9

Long-term debt:
Long-term debt	—	—	99.9	99.9
Obligations under finance leases	—	—	2.0	2.0
	—	—	101.9	101.9
Non-current:
Financial liabilities, other:
Non-trade payables	—	—	12.6	12.6
Derivative financial instruments	1.3	1.5	—	2.8
	1.3	1.5	12.6	15.4
Securitization liability	—	—	106.3	106.3

Long-term debt:
Long-term debt	—	—	496.0	496.0
Obligations under finance leases	—	—	2.8	2.8
	—	—	498.8	498.8

(b)          Fair value of financial instruments:

Financial instruments carried at amortized cost:

As at December 31, 2017 and 2016, the fair values of all financial instruments carried at amortized cost, other than long-term debt and orbital receivables, approximated their carrying value.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

The fair value of long-term debt is estimated based on a discounted cash flow approach, categorized as Level 2 as outlined in the descriptions below. The estimated fair value of long-term debt, excluding obligations under finance leases, at December 31, 2017, was $3,176.3 million (December 31, 2016 - $598.7 million) as compared to the carrying value of $2,942.2 million (December 31, 2016 - $596.0   million). As at December 31, 2017, long-term debt included a designated portion of a net investment hedge, which had a fair value of $297.8 million (December 31, 2016 - $50.2 million) and a carrying value of $271.0 million (December 31, 2016 - $50.0 million). The fair value of obligations under finance leases approximates their carrying value.

The fair value of orbital receivables is estimated based on a discounted cash flow approach using discount rates that reflect the credit risk of counterparties. The estimated fair value of orbital receivables at December 31, 2017 was $507.0 million (December 31, 2016 - $505.0 million) as compared to the carrying value of $454.2 million (December 31, 2016 - $445.6 million).

As at December 31, 2017, the carrying amount of assets pledged as collateral amounted to $3,786.0 million (December 31, 2016 - $1,578.1 million).

Financial instruments carried at fair value:

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

Level 1:  Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

December 31, 2017	Level 1	Level 2	Level 3	Total
Assets
Short-term investments	$0.8	$—	$—	$0.8
Derivative financial instruments	—	12.5	—	12.5
Total assets	$0.8	$12.5	$—	$13.3
Liabilities
Derivative financial instruments	$—	$8.9	$—	$8.9

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

During the year,  no transfers occurred between Level 1 and Level 2 financial instruments.

December 31, 2016	Level 1	Level 2	Level 3	Total
Assets
Short-term investments	$5.8	$—	$—	$5.8
Derivative financial instruments	—	17.9	—	17.9
Total assets	$5.8	$17.9	$—	$23.7
Liabilities
Derivative financial instruments	$—	$14.7	$—	$14.7

The fair values of the short-term investments are based on their quoted prices. The Company determines fair value of its derivative financial instruments based on internal valuation models, such as discounted cash flow analysis, using management estimates and observable market-based inputs, as applicable. Management estimates include assumptions concerning the amount and timing of estimated future cash flows and application of appropriate discount rates. Observable market-based inputs are sourced from third parties and include interest rates and yield curves, currency spot and forward rates, and credit spreads, as applicable.

(c)          Credit risk:

The Company is exposed to credit risk through its cash and cash equivalents, restricted cash, short-term investments, trade and other receivables, non-securitized orbital receivables, notes receivable and derivative financial instruments.

The Company’s credit exposure through receivables relates to a diverse group of customers, including government customers, in multiple geographic regions purchasing a wide variety of products and services from the Company, and is therefore mitigated by a reduced concentration of risk.

Customers are assessed for credit risk based on the nature of the customer organization, financial health, and credit history with the Company and others. Credit limits or maximum exposures under revenue contracts are identified, approved and monitored. In some cases, the Company will procure credit insurance to mitigate its exposure.

Trade and other receivables, non-securitized orbital receivables, and notes receivable are considered for impairment on a case by case basis and provided for when objective evidence is received that a customer may default.

The amount of financial assets recognized on the balance sheet as at December 31, 2017 and 2016 are summarized in the carrying values tables in note 23(a). The carrying amount of these assets represent their maximum credit exposure, with the exception of derivative financial instruments subject to master netting arrangements as described in note 23(g).

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

The Company’s trade receivables and allowance for doubtful accounts are shown in the following table:

	December 31,	December 31,
	2017	2016
Trade receivables	$282.8	$180.9
Less: allowance for doubtful accounts	(9.7)	(5.0)
Trade receivables, net of allowance for doubtful accounts	$273.1	$175.9

The aging of trade receivables at the reporting date was:

	December 31,	December 31,
	2017	2016
Not past due	$208.3	$130.1
Past due 1 - 30 days	52.5	15.0
Past due 31 - 90 days	6.8	5.7
Past due 90+ days	5.5	25.1
	$273.1	$175.9

Allowance for doubtful accounts:

Balance as at December 31, 2015	$8.9
Allowance reversed	(3.7)
Foreign exchange	(0.2)
Balance as at December 31, 2016	5.0
Bad debt expense	4.7
Balance as at December 31, 2017	$9.7

In implementing all its derivative financial instruments, the Company deals with counterparties and is therefore exposed to credit related losses in the event of non-performance by these counterparties. However, the Company deals with counterparties that are major financial institutions, and does not expect any of the counterparties to fail to meet their obligations.

During the year, the Company has also provided an indemnity to Export Development Canada (“EDC”) in partial support of selected satellite financings provided by EDC. The indemnity is not recognized on the balance sheet and if it was called upon, the maximum value of the indemnity as at December 31, 2017 was $50.3 million (December 31, 2016 - $29.7 million).

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

(d)          Liquidity risk:

The Company’s liquidity risk is the risk it may not be able to meet its contractual obligations associated with financial liabilities as they come due. The Company’s principal sources of liquidity are cash provided by operations, including collection of orbital receivables and advance payments from customers related to long-term construction contracts and service contracts, and access to credit facilities and equity capital resources, including public common share offerings. The Company’s short-term cash requirements are primarily to fund working capital, with medium term requirements to service and repay debt, and invest in capital and intangible assets, and research and development for growth initiatives. Cash is also used to pay dividends and finance other long-term strategic initiatives. For the foreseeable future, the Company believes that these principal sources of liquidity are sufficient to maintain the Company’s capacity and to meet planned growth and development activities.

The maturities of the contractual cash flows of the Company’s financial liabilities are shown in the following table:

			Maturing in			Maturing
	Carrying	Contractual	less than	Maturing in	Maturing in	beyond
December 31, 2017	amount	cash flows	1 year	1 to 2 years	2 to 5 years	5 years
Non-derivative financial liabilities:
Bank overdraft	$—	$—	$—	$—	$—	$—
Trade and other payables	236.8	236.8	236.8	—	—	—
Financial liabilities, other:
Non-trade payables	14.4	14.6	2.6	1.3	3.9	6.8
Securitization liability	106.3	108.8	16.3	15.6	57.3	19.6
Long-term debt:
Obligations under finance leases	18.8	20.5	7.4	6.4	6.7	—
Long-term debt, Including interest	2,942.2	3,799.1	169.9	160.5	1,407.7	2,061.0
	2,961.0	3,819.6	177.3	166.9	1,414.4	2,061.0
	3,318.5	4,179.8	433.0	183.8	1,475.6	2,087.4
Derivative financial liabilities:
Foreign exchange forward contracts	8.0	8.1	6.4	1.5	0.2	—
Other derivative instruments	0.9	0.9	0.4	0.4	0.1	—
	8.9	9.0	6.8	1.9	0.3	—
	$3,327.4	$4,188.8	$439.8	$185.7	$1,475.9	$2,087.4

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

			Maturing in			Maturing
	Carrying	Contractual	less than	Maturing in	Maturing in	beyond
December 31, 2016	amount	cash flows	1 year	1 to 2 years	2 to 5 years	5 years
Non-derivative financial liabilities:
Bank overdraft	$17.9	$17.9	$17.9	$—	$—	$—
Trade and other payables	186.0	186.0	186.0	—	—	—
Financial liabilities, other:
Non-trade payables	18.1	18.7	6.2	2.0	6.2	4.3
Securitization liability	121.2	151.9	22.6	22.3	63.9	43.1
Long-term debt:
Obligations under finance leases	4.8	5.1	2.4	1.7	1.0	—
Long-term debt, Including interest	596.0	694.2	119.2	20.3	400.9	153.8
	600.8	699.3	121.6	22.0	401.9	153.8
	944.0	1,073.7	354.3	46.3	472.0	201.1
Derivative financial liabilities:
Foreign exchange forward contracts	12.8	12.9	10.4	1.6	0.9	—
Other derivative instruments	1.9	1.9	1.5	0.3	0.1	—
	14.7	14.8	11.9	1.9	1.0	—
	$958.7	$1,088.5	$366.2	$48.2	$473.0	$201.1

(e)          Interest rate risk:

The Company is exposed to fluctuations in interest rates since a proportion of its capital structure consists of variable rate debt. The following table presents the effect of an increase or decrease in interest rates, all other variables remaining constant, on net earnings and other comprehensive income for the period ended December 31, 2017:

	50 basis points higher		50 basis points lower
		Effect on other	Effect on other
	Effect on	comprehensive	Effect on	comprehensive
	net earnings	income	net earnings	income
Interest rate risk	$(4.3)	$—	$4.3	$—

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

(f)           Foreign exchange risk:

The Company is exposed to foreign exchange risk on sales contracts, purchase contracts and debt denominated in currencies other than the functional currency of the Company’s contracting entity. For Canadian operations, this is typically the United States dollar or Euro. For United States operations, this is typically the Euro or Japanese yen. The Company is also exposed to foreign currency risk on the net assets of its foreign operations.

The Company maintains a hedging program and enters into foreign exchange forward contracts to hedge the significant majority of the exposure arising from expected foreign currency denominated cash flows. The term of the foreign exchange forward contracts can range from less than one month to several years. The Company also enters into foreign exchange forward contracts to manage exposures from certain intercompany loans, miscellaneous foreign currency payables and receivables, borrowings in foreign currency and investments in foreign operations. The Company does not enter into foreign exchange forward contracts for trading or speculative purposes.

As at December 31, 2017, the Company had Canadian dollar foreign exchange forward purchase contracts for $190.8 million (December 31, 2016 - $193.0 million) and United States dollar foreign exchange purchase contracts for $57.9 million (December 31, 2016 - $30.7 million). The Company also had Canadian dollar foreign exchange forward sales contracts for $354.4 million (December 31, 2016 - $301.2 million) and United States dollar foreign exchange forward sales contracts for $77.0 million (December 31, 2016 - $170.4 million).

The following table summarizes the Company’s foreign exchange forward contracts outstanding, which have been recorded on the balance sheet at fair value as assets and liabilities as appropriate:

				Carrying
		Average		value
	Notional	exchange		asset
December 31, 2017	amount	rate	Maturity dates	(liability)
Purchase contracts settled in Canadian dollars:
U.S. dollar	165.3	1.2742	January 2018 - Oct 2020	$(2.7)
Euro	15.7	1.4998	January 2018 - September 2020	0.2
British pound	2.4	1.6919	January 2018 - January 2019	—
Sales contracts settled in Canadian dollars:
U.S. dollar	311.5	1.2790	January 2018 - January 2021	$6.5
Euro	26.1	1.4926	January 2018 - January 2021	(0.6)
British pound	1.9	1.7206	January 2018 - January 2019	—
Purchase contracts settled in United States dollars:
Japanese yen	2,231.2	0.0092	March 2018 - March 2019	$(0.5)
Euro	31.9	1.1530	January 2018 - April 2019	2.1
Sales contracts settled in United States dollars:
Japanese yen	1,115.5	0.0092	March 2018 - March 2019	$0.2
Euro	57.6	1.1584	January 2018 - April 2019	(3.3)

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

				Carrying
		Average		value
	Notional	exchange		asset
December 31, 2016	amount	rate	Maturity dates	(liability)
Purchase contracts settled in Canadian dollars:
U.S. dollar	175.2	1.3100	January 2017 - March 2020	$3.8
Euro	14.8	1.4163	January 2017 - September 2018	0.1
British pound	3.1	1.8305	January 2017 - March 2018	(0.4)
Sales contracts settled in Canadian dollars:
U.S. dollar	282.4	1.2962	January 2017 - January 2021	$(8.5)
Euro	23.2	1.4414	January 2017 - January 2021	0.1
British pound	2.4	1.7976	January 2017 - March 2018	0.2
Purchase contracts settled in United States dollars:
Japanese yen	1,726.3	0.0096	March 2017 - March 2019	$(1.4)
Euro	11.7	1.0767	January 2017 - April 2017	(0.2)
Sales contracts settled in United States dollars:
Japanese yen	3,276.7	0.0084	January 2017 - October 2017	$(0.9)
Euro	126.9	1.1270	January 2017 - April 2019	6.9

Cash flow hedges:

The Company applies cash flow hedge accounting when a foreign exchange contract is included in a qualifying hedging relationship as described in note 3(i)(iii).

The following table indicates the periods in which the cash flows associated with designated cash flow hedges are expected to occur and to impact earnings and the carrying amounts of the related hedging instruments:

			Maturing in			Maturing
	Carrying	Expected	less than	Maturing in	Maturing in	beyond
December 31, 2017	amount	cash flows	1 year	1 to 2 years	2 to 5 years	5 years
Foreign exchange forward contracts:
Assets	$3.8	$4.3	$3.0	$1.0	$0.3	$—
Liabilities	2.1	2.2	1.4	0.5	0.3	—

			Maturing in			Maturing
	Carrying	Expected	less than	Maturing in	Maturing in	beyond
December 31, 2016	amount	cash flows	1 year	1 to 2 years	2 to 5 years	5 years
Foreign exchange forward contracts:
Assets	$7.9	$8.1	$5.8	$1.6	$0.7	$—
Liabilities	4.6	4.7	3.1	0.8	0.8	—

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

Net investment hedges:

As at December 31, 2017, the Company had designated $271.0 million of its $2.0 billion Term Loan B as a hedge of its investment in certain U.S. subsidiaries. As of December 31, 2016, the Company had designated $50.0 million of its $100.0 million 2017 Term Notes and $21.0 million of foreign exchange sell contracts as a hedge of its investment in certain U.S. subsidiaries. Foreign exchange gains and losses arising from the translation of the designated portion of the Term Loan B are recognized in other comprehensive income to the extent that the hedges are effective and are recognized in the consolidated statements of earnings to the extent that the hedges are ineffective.

Foreign exchange sensitivity:

The following table presents the effect of the strengthening and weakening of various currencies (all other variables remaining constant) on the fair valuation of financial instruments as at December 31 and the corresponding effect on net earnings and other comprehensive income:

		Currency 1 strengthens 10%		Currency 1 weakens 10%
		against currency 2		against currency 2
			Effect on other		Effect on other
		Effect on	comprehensive	Effect on	comprehensive
Currency 1	Currency 2	net earnings	income	net earnings	income
December 31, 2017
U.S. dollar	Canadian dollar	$(7.6)	$(6.8)	$7.6	$6.8
British pound	Canadian dollar	—	0.1	—	(0.1)
Euro	Canadian dollar	(0.4)	(0.4)	0.4	0.4
New Zealand dollar	Canadian dollar	—	(0.1)	—	0.1
Euro	U.S. dollar	3.4	(1.4)	(3.4)	1.4
Japanese yen	U.S. dollar	0.2	—	(0.2)	—
December 31, 2016
U.S. dollar	Canadian dollar	$0.1	$(5.4)	$(0.1)	$5.4
Euro	Canadian dollar	(0.3)	(0.6)	0.3	0.6
Euro	U.S. dollar	4.9	(9.8)	(4.9)	9.8
Japanese yen	U.S. dollar	0.8	(2.5)	(0.8)	2.5

(g)          Master netting agreements:

Certain of the Company’s derivative financial assets and liabilities are subject to master netting arrangements that do not meet the offsetting criteria under IAS 32 - Financial Instruments: Presentation as the Company does not have a current legally enforceable right to set off recognized amounts and the intention to settle on a net basis, the assets and liabilities, simultaneously. The right of offset is enforceable only on the occurrence of a future trigger such as a credit event.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

The following table sets out the carrying amounts of foreign exchange forward contracts that are subject to the master netting agreements described above:

	Gross
	and net
	amounts	Financial
	in the	instruments	Amount
	consolidated	that are	if presented
December 31, 2017	balance sheet	not offset	net
Derivative financial assets:
Foreign exchange forward contracts	$9.9	$6.5	$3.4
Derivative financial liabilities:
Foreign exchange forward contracts	8.0	6.5	1.5

	Gross
	and net
	amounts	Financial
	in the	instruments	Amount
	consolidated	that are	if presented
December 31, 2016	balance sheet	not offset	net
Derivative financial assets:
Foreign exchange forward contracts	$12.5	$8.1	$4.4
Other derivative instruments	5.3	—	5.3
	17.8	8.1	9.7
Derivative financial liabilities:
Foreign exchange forward contracts	12.7	8.1	4.6
Other derivative instruments	1.9	—	1.9
	14.6	8.1	6.5

24.          Capital management:

The Company’s primary capital management objectives are to provide an adequate return to shareholders, provide adequate and efficient funding of operations, finance growth, preserve financial flexibility to benefit from potential opportunities as they arise and comply with borrowing covenants.

The Company defines capital as its share capital, contributed surplus and retained earnings.

	December 31,	December 31,
	2017	2016
Share capital	$1,550.3	$466.9
Contributed surplus	50.6	31.0
Retained earnings	261.8	208.8
	$1,862.7	$706.7

The Company regularly issues shares in relation to its long-term compensation plans, employee share purchase plan, and acquisitions. It also occasionally implements share repurchase programs that are approved by the Board of Directors.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

The Company is required by its lenders under the Syndicated Credit Facility to maintain compliance with certain financial covenants.  These covenants include a maximum multiple of debt to EBITDA of 5.5 times (as at each quarter up to and including March 31, 2019, and decreasing thereafter), a minimum multiple of EBITDA to interest expense, and a maximum percentage of distributions to available cash flow.  As at December 31, 2017, the Company is compliant with these financial covenants.

The Company has term debt outstanding under its Syndicated Credit Facility.  Debt is also incurred as required under the Revolving Credit Facilities and is reduced as cash is generated from operations.  The Company has monetized some of its orbital receivables, applying the proceeds to reduce its debt, and retains the ability to securitize more orbital receivables in the future.

25.          Government assistance:

(a)          Investment tax credits:

During the year, the Company recognized investment tax credits of $31.6 million (2016 - $22.5 million) as a reduction of current expenses in direct costs, selling, general and administration of which $19.8 million (2016 - $11.6 million) related to expenses incurred in prior years. The Company also recognized $1.0 million as a reduction of the cost of intangible assets during the year (2016 - $1.9 million). The Company has investment tax credits of approximately $66.4 million (2016 - $40.6 million) available to offset future Canadian Federal and Provincial income taxes payable which expire between 2026 and 2037. Investment tax credits are only recognized in the financial statements when the recognition criteria have been met as described in note 3(g).

(b)          Government grants:

(i)           Investissement Québec:

On November 15, 2010, the Company signed a non-refundable contribution agreement ("Grant") and an interest free refundable contribution agreement (“Interest Free Loan”) with Investissement Québec ("IQ") relating to the expansion of the plant ("Project") at its Sainte-Anne-de-Bellevue subsidiary.

Under the Grant, the Company was eligible to receive funding for certain Project expenditures incurred from January 1, 2010 to December 31, 2012 to a maximum of $7.2 million (C$9.0 million). As at December 31, 2017, the Company has received the maximum eligible funding of $7.2 million (C$ 9.0 million) under the Grant. Payments made from the Grant can become conditionally repayable if certain average employment targets are not met from January 1, 2012 to December 31, 2018. As at December 31, 2017, the Company has met the required employment targets.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

Under the Interest Free Loan, the Company was eligible to receive interest free repayable funding for certain eligible Project expenditures incurred from January 1, 2010 to December 31, 2015 to a maximum of $7.2 million (C$9.0 million). As at December 31, 2017, the Company has received the maximum of $7.2 million (C$9.0 million) under the Interest Free Loan. The loan is repayable in 84 equal and consecutive monthly installments beginning three years subsequent to the receipt of the first disbursement on February 1, 2013. The Company began repaying the loan in the first quarter of 2016. For the year ended December 31, 2017, the Company repaid $1.0 million (2016 - $0.9 million) for the Interest Free Loan. As at December 31, 2017, the discounted Interest Free Loan payable balance of $4.8 million is recorded in financial liabilities (December 31, 2016 - $5.2 million).

(ii)          Technology Demonstration Program:

On May 5, 2016, the Company was awarded a contribution agreement valued at $43.0 million (C$54.0 million) by Innovation, Science and Economic Development under the Technology Demonstration Program (“TDP”). The TDP program contributes funding towards large-scale research and development projects that typically require the integration of several different technologies and the coordination of activities of many partners. The Company will coordinate with a team of Canadian partners, both in industry and academia, to develop innovative technology for space communications and space surveillance. Under the agreement, the Company and its partners can claim 50% of eligible costs up to $86.1 million (C$108.0 million) for the period August 12, 2014 through to March 31, 2021. Of this total, the Company is eligible to receive a maximum contribution of $25.1 million (C$31.5 million) based on 50% of eligible costs up to $50.2 million (C$63.0 million). During the year, the Company recorded a recovery against direct costs, selling, general and administration of $12.5 million (2016 - $8.9 million) for its portion of 50% of eligible costs incurred over the period October 2016 to September 2017.  For the year ended December 31, 2017, the Company received proceeds of $10.1 million (2016 - $4.5 million) in respect of its claim for 50% of eligible expenditures over the period April 2016 to June 2017.

(iii)         Government of Canada:

The Company’s Canadian operations have traditionally received funding under contract from the Government of Canada under several programs that support the development of new commercial technologies and products for delivery to customers of the Government of Canada. This funding is subject to possible repayment in the form of royalties, generally not exceeding 5% of future revenues, on commercialization of that intellectual property by the Company. For the years ended December 31, 2017 and 2016, no funding was received under these programs.

26.          Income taxes:

The Tax Cuts and Jobs Act ("2017 Act") was enacted on December 22, 2017. The 2017 Act includes a broad range of tax reform proposals affecting businesses, including a reduction in the U.S. federal corporate tax rate from 35% to 21%, a one-time mandatory deemed repatriation tax on earnings of certain foreign subsidiaries that were previously tax deferred, limitations on interest expense deductions, a new base erosion focused minimum tax applicable to certain payments to foreign related parties and the creation of new taxes on earnings of non-US subsidiaries.

For the year ended December 31, 2017, the Company has not finalized the accounting for the tax effects of the enactment of the 2017 Act. However, the Company has made a reasonable estimate of the impact of the 2017 Act on the Company’s

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

existing deferred tax balances and the one-time mandatory deemed repatriation tax. The Company’s deferred tax balances for its US subsidiaries have been re-measured based on the newly enacted tax rates at which the deferred tax assets and liabilities are expected to reverse in future fiscal years. The impact of this re-measurement and the provision for the one-time mandatory deemed repatriation tax was not material.

For other elements of tax expense noted below, the Company has not been able to make a reasonable estimate and continues to account for such items based on the provisions of the tax laws that were in effect immediately prior to the 2017 Act. As the Company finalizes the accounting for the tax effects of the enactment of the 2017 Act, the Company expects to reflect adjustments to the recorded provisional amounts and record additional tax effects of the 2017 Act.

(a)          Income tax expense is comprised of the following:

	For the year ended
	December 31,
	2017	2016
Current tax expense:
Current period	$16.3	$20.3
Adjustment for prior periods	2.3	6.7
	18.6	27.0
Deferred tax expense:
Origination and reversal of temporary differences	(38.0)	(4.4)
Change in unrecognized deductible temporary differences	5.2	1.4
Change in tax rate	0.3	(0.1)
Recognition of previously unrecognized tax losses	(122.4)	—
	(154.9)	(3.1)
Income tax expense (recovery)	$(136.3)	$23.9

(b)          A reconciliation of income taxes at statutory rates to actual income tax expense (recovery) is as follows:

	For the year ended
	December 31,
	2017	2016
Statutory Federal and Provincial tax rate in Canada	26.00%	26.00%
Income tax expense at the statutory tax rate	$(9.3)	$33.7
Foreign earnings subject to different rates	(13.0)	(6.1)
Change in statutory rates	3.9	—
Change in unrecognized deferred tax assets	(122.0)	(0.6)
Foreign exchange differences	(3.4)	(1.1)
Share-based compensation	2.3	1.8
Other permanent differences	5.2	(3.8)
	$(136.3)	$23.9

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

(c)          Unrecognized deferred tax assets:

Deferred tax assets have not been recognized in respect of the following temporary differences:

	December 31,	December 31,
	2017	2016
Tax losses	$177.6	$254.1
Other deductible temporary differences	90.4	138.3
	$268.0	$392.4

(d)          Recognized deferred tax assets and liabilities:

Deferred tax assets and liabilities are attributable to the following:

December 31, 2017	Assets	Liabilities	Net
Construction contract assets and liabilities	$87.6	$(8.4)	$79.2
Property, plant and equipment	177.8	(20.6)	157.2
Intangible assets and goodwill	9.2	(553.8)	(544.6)
Investment tax credits	11.1	(15.3)	(4.2)
Derivative financial instruments	5.0	(1.5)	3.5
Trade and other payables	26.6	—	26.6
Employee benefits	61.6	—	61.6
Tax loss carry forwards	216.9	—	216.9
Other items	11.2	(2.7)	8.5
Tax assets (liabilities)	607.0	(602.3)	4.7
Set off of tax	(498.7)	498.7	—
Net tax assets (liabilities)	$108.3	$(103.6)	$4.7

December 31, 2016	Assets	Liabilities	Net
Construction contract assets and liabilities	$4.3	$(4.0)	$0.3
Property, plant and equipment	0.1	(0.4)	(0.3)
Intangible assets and goodwill	0.8	(7.0)	(6.2)
Investment tax credits	8.3	(10.6)	(2.3)
Derivative financial instruments	0.2	(0.8)	(0.6)
Trade and other payables	2.3	—	2.3
Employee benefits	5.7	—	5.7
Tax loss carry forwards	4.7	—	4.7
Other items	0.2	(0.1)	0.1
Tax assets (liabilities)	26.6	(22.9)	3.7
Set off of tax	(11.6)	11.6	—
Net tax assets (liabilities)	$15.0	$(11.3)	$3.7

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

(e)          Movement in temporary differences during the year:

			Recognized	Acquired in
	Balance,	Recognized	in other	business	Foreign	Balance,
	December 31,	in statement	comprehensive	combination	currency	December 31,
	2016	of earnings	income	(note 9)	translation	2017
Construction contract assets and liabilities	$0.3	$(46.3)	$—	$125.3	$(0.1)	$79.2
Property, plant and equipment	(0.3)	74.9	—	82.3	0.3	157.2
Intangible assets and goodwill	(6.2)	(12.9)	—	(525.0)	(0.5)	(544.6)
Investment tax credits	(2.3)	43.8	—	(45.7)	—	(4.2)
Derivative financial instruments	(0.6)	0.5	0.9	2.7	—	3.5
Trade and other payables	2.3	17.6	—	6.5	0.2	26.6
Employee benefits	5.7	43.9	(5.6)	17.3	0.3	61.6
Tax loss carry forwards	4.7	76.1	—	135.6	0.5	216.9
Other items	0.1	(42.7)	0.1	51.4	(0.4)	8.5
	$3.7	$154.9	$(4.6)	$(149.6)	$0.3	$4.7

			Recognized
	Balance,	Recognized	in other	Foreign	Balance,
	December 31,	in statement	comprehensive	currency	December 31,
	2015	of earnings	income	translation	2016
Construction contract assets and liabilities	$1.1	$(0.9)	$—	$0.1	$0.3
Property, plant and equipment	0.2	(0.5)	—	—	(0.3)
Intangible assets and goodwill	(6.1)	0.1	—	(0.2)	(6.2)
Investment tax credits	(6.4)	4.4	—	(0.3)	(2.3)
Derivative financial instruments	(1.1)	0.4	0.1	—	(0.6)
Trade and other payables	3.7	(1.5)	—	0.1	2.3
Employee benefits	5.6	(0.7)	0.6	0.2	5.7
Tax loss carry forwards	2.3	2.4	—	—	4.7
Other items	0.6	(0.6)	—	0.1	0.1
	$(0.1)	$3.1	$0.7	$—	$3.7

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

(f)           As at December 31, 2017, the Company has non-capital losses carried forward for tax purposes totaling approximately $795.6 million that are available to reduce taxable income of future years. These non-capital losses carried forward expire as follows:

2019	$0.1
2026	1.1
2027	0.7
2028	9.7
2029	1.1
2030	41.6
2031	12.3
2032	171.9
2033	21.0
2034	15.6
2035	56.5
2036	60.2
2037	401.1
No Expiry	2.7
$795.6

The Company also has net capital losses carried forward of approximately $110.0 million that are available to offset capital gains of future years.

(g)          As at December 31, 2017, the Company had taxable temporary differences relating to investments in subsidiaries of $11.6 million (December 31, 2016 -  $63.9 million) that were not recognized because the Company controls the timing of the reversal of the temporary differences and it is satisfied that they will not be reversed in the foreseeable future.

27.          Contingencies and commitments:

(a)          As at December 31, 2017, the Company is committed under legally enforceable agreements for purchases and rental payments for amounts as follows:

	Purchase	Operating
	obligations	leases	Total
2018	$370.2	$38.0	$408.2
2019	286.6	35.1	321.7
2020	117.7	29.0	146.7
2021	16.6	26.9	43.5
2022	13.8	23.3	37.1
Thereafter	13.8	102.5	116.3
	$818.7	$254.8	$1,073.5

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

Purchase obligations relate to commitments for purchases of property, plant and equipment, intangible assets and operating expenses. Operating leases include minimum rental payments primarily for office space, manufacturing facilities, and equipment.

For the year ended December 31, 2017, the Company has recorded total lease expenses of $37.2 million (2016 - $32.7 million) in the statement of earnings.

(b)          As at December 31, 2017, the Company’s banks have issued letters of credit for $108.0 million (2016 - $83.7 million) of which $77.9 million (2016 - $69.5 million) is guaranteed by Export Development Canada, a Canadian government corporation.

(c)          As noted in note 3(d)(i), satellite construction contracts may include performance incentives whereby payment for a portion of the purchase price of the satellite is contingent upon in-orbit performance of the satellite. The Company’s ultimate receipt of orbital performance incentives is subject to the continued performance of its satellites generally over the contractually stipulated life of the satellites. A complete or partial loss of a satellite’s functionality can result in loss of orbital receivable payments or repayment of amounts received by the Company under a warranty payback arrangement. The Company generally receives the present value of the orbital receivables if there is a launch failure or a failure caused by a customer error, but will forfeit some or all of the orbital receivables if the loss is caused by satellite failure or as a result of Company error. The Company recognizes orbital performance incentives in the financial statements based on the amounts that are expected to be received and believes that it will not incur a material loss relating to the incentives recognized.

(d)          In November 2017, certain purported former holders of DigitalGlobe series A convertible preferred stock and certain purported former holders of shares of DigitalGlobe common stock filed petitions for appraisal of the value of their purported holdings of DigitalGlobe common and preferred stock as of the date of the Company's acquisition of DigitalGlobe (note 9). DigitalGlobe is named as a respondent in the lawsuits, and filed answers to the lawsuits in December 2017.

(e)          The Company enters into agreements in the ordinary course of business with resellers and others. Most of these agreements require the Company to indemnify the other party against third-party claims alleging that one of its products infringes or misappropriates a patent, copyright, trademark, trade secret or other intellectual property right. Certain of these agreements require the Company to indemnify the other party against claims relating to property damage, personal injury or acts or omissions by the Company, its employees, agents or representatives.

(f)          From time to time, the Company has made guarantees regarding the performance of its systems to its customers. Some of these agreements do not limit the maximum potential future payments the Company could be obligated to make. The Company evaluates and estimates potential losses from such indemnification based on the likelihood that the future event will occur. To date, the Company has not incurred any material costs as a result of such obligations and has not accrued any liabilities related to such indemnification and guarantees in the consolidated financial statements.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

(g)         The Company has entered into industrial cooperation agreements, sometimes referred to as offset agreements, as a condition to entering into contracts for its products and services from certain customers in foreign countries. These agreements are designed to return economic value to the foreign country and may be satisfied through activities that do not require a direct cash payment, including transferring technology, providing manufacturing, training and other consulting support to in-country projects. These agreements may provide for penalties in the event the Company fails to perform in accordance with offset requirements. The Company has historically not been required to pay any such penalties.

(h)         The Company is a party to various other legal proceedings and claims that arise in the ordinary course of business as either a plaintiff or defendant. The Company analyzes all legal proceedings and the allegations therein. The outcome of any of these other proceedings, either individually or in the aggregate, is not expected to have a material adverse effect on the Company’s financial position, results of operations or liquidity.

28.          Related party transactions:

The President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer have employment agreements which provide severance and change of control benefits. Upon termination or change of control, these executives are entitled to lump sum payments between two and one-half and three years’ compensation.

Compensation expense for the Company’s directors and Named Executive Officers is as follows:

	For the year ended
	December 31,
	2017	2016
Salaries and other benefits	$9.4	$8.2
Post-employment benefits	1.5	0.5
Share-based payments	5.2	16.8
	$16.1	$25.5

In 2016, the Company recognized an executive compensation settlement of $14.2 million to its former President and Chief Executive Officer (note 8).

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

29.          Supplemental cash flow information:

(a)          Changes in operating assets and liabilities:

	For the year ended
	December 31,
	2017	2016
Trade and other receivables	$64.4	$45.7
Construction contract assets	(40.1)	58.7
Financial assets, other	41.2	(45.0)
Inventories	1.1	1.4
Current tax assets	(37.4)	(25.3)
Non-financial assets	31.5	(4.0)
Orbital receivables	(5.8)	(8.7)
Trade and other payables	(17.6)	22.4
Financial liabilities, other	4.7	(11.2)
Provisions	11.8	(0.2)
Construction contract liabilities	(39.7)	(147.9)
Employee benefits	(24.1)	3.0
Non-financial liabilities	(32.5)	(8.1)
	$(42.5)	$(119.2)

(b)          Cash and cash equivalents on the consolidated statements of cash flows are comprised of the following:

	For the year ended
	December 31,
	2017	2016
Cash and cash equivalents	$19.1	$14.1
Bank overdraft	—	(17.9)
	$19.1	$(3.8)

(c)          Acquisition of DigitalGlobe, net of cash acquired in the investing activities section of the consolidated statement of cash flows is comprised of the following:

For the
year ended
December 31, 2017
Investing activities:
Acquisition of DigitalGlobe	$(1,131.0)
Repayment of DigitalGlobe long-term debt	(1,266.0)
Settlement of DigitalGlobe transaction costs	(46.6)
Cash acquired	170.6
$(2,273.0)

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

(d)          Reconciliation of liabilities arising from financing activities:

			Obligations
			under
	Long-term	Securitization	finance	Financial
	debt	liability	leases	liabilities	Total
Balance as at January 1, 2017	$596.0	$121.2	$4.7	$5.2	$727.1

Changes from financing cash flows:
Repayment of revolving loan facility and other long-term debt	(421.4)	—	—	—	(421.4)
Repayment of 2017 Term notes	(100.0)	—	—	—	(100.0)
Repayment of 2024 Term notes	(256.3)	—	—	—	(256.3)
Payments on finance leases	—	—	(4.5)	—	(4.5)
Interest paid on long-term debt	(40.5)	—	—	—	(40.5)
Settlement of securitization liability, including interest	—	(21.8)	—	—	(21.8)
Repayment of interest free government assistance	—	—	—	(1.0)	(1.0)
Total changes from financing cash flows	(818.2)	(21.8)	(4.5)	(1.0)	(845.5)
Issuance of long-term debt related to acquisition, net of financing fees (note 9)	3,096.7	—	—	—	3,096.7
The effect of changes in foreign exchange rates	4.7	—	0.4	0.3	5.4

Liability related changes:
Amortization of financing fees	2.2	—	—	—	2.2
New finance leases	—	—	7.3	—	7.3
Finance leases acquired	—	—	10.6	—	10.6
Loss from early extinguishment of debt	20.4	—	—	—	20.4
Finance expense	40.4	6.9	0.3	0.3	47.9
Total liability related other changes	63.0	6.9	18.2	0.3	88.4

Balance as at December 31, 2017	$2,942.2	$106.3	$18.8	$4.8	$3,072.1

30.          Subsequent event:

On February 22, 2018, the Company declared a quarterly dividend of C$0.37 per common share payable on March 29, 2018 to shareholders of record at the close of business on March 15, 2018.